SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start Part 3 of 5

Financial supplement

		Page
A	Income & expenses	34
B	IFRS financial statements and notes	39
C	Capital & liquidity	93
D	Analysis of assets	103
E	VNB & Sales analysis	125
F	MCEV financial statements and notes	131
In this section
A	Income & expenses	34
Reconciliation of Group operating profit to profit after tax - IFRS basis		34
A1	Other operations	35
A2	Corporate centre	35
A3	Group debt costs and other interest	35
A4	Life business: Investment return variances and economic assumption changes	36
A5	Non-life business: Short-term fluctuation in return on investments	37
A6	General insurance and health business: Economic assumption changes	37
A7	Impairment of goodwill, associates, joint ventures and other amounts expensed	38
A8	Amortisation and impairment of acquired value of in-force business	38
A9	Profit/loss on the disposal and re-measurement of subsidiaries, joint ventures and associates	38
A10	Other	38

Reconciliation of Group operating profit to profit after tax - IFRS basis
For the year ended 31 December 2015

	2015 £m	Restated1 2014 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	1,432	1,049
Europe	766	882
Asia	244	87
Other	(23)	1
Total life business	2,419	2,019
General insurance and health
United Kingdom & Ireland	430	499
Europe	114	113
Canada	214	189
Asia	(6)	(2)
Other	13	9
Total general insurance and health	765	808
Fund management
Aviva Investors	105	79
United Kingdom	-	6
Asia	1	1
Total fund management	106	86
Other
Other operations (note A1)	(84)	(105)
Market operating profit	3,206	2,808
Corporate centre (note A2)	(180)	(132)
Group debt costs and other interest (note A3)	(361)	(463)
Operating profit before tax attributable to shareholders' profits	2,665	2,213
Integration and restructuring costs	(379)	(140)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	2,286	2,073
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note A4)	14	72
Short-term fluctuation in return on investments backing non-long-term business (note A5)	(84)	261
Economic assumption changes on general insurance and health business (note A6)	(100)	(145)
Impairment of goodwill, joint ventures and associates and other amounts expensed (note A7)	(22)	(24)
Amortisation and impairment of intangibles	(155)	(90)
Amortisation and impairment of acquired value of in-force business (note A8)	(498)	(40)
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates (note A9)	2	174
Other (note A10)	(53)	-
Non-operating items before tax	(896)	208
Profit before tax attributable to shareholders' profits	1,390	2,281
Tax on operating profit	(598)	(563)
Tax on other activities	287	(38)
	(311)	(601)
Profit after tax	1,079	1,680
Profit from discontinued operations2	-	58
Profit for the year	1,079	1,738

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2 Discontinued operations relate to US life and related internal asset management businesses (US Life) sold in 2013.

Other Group Operating Profit Items
A1 - Other operations

	2015 £m	2014 £m
United Kingdom & Ireland Life	(29)	(4)
United Kingdom & Ireland General Insurance	5	4
Europe	(22)	(26)
Asia	(16)	(8)
Other Group operations1	(22)	(71)
Total	(84)	(105)

1 Other Group operations include Group and head office costs.

Other operations relate to non insurance activities and include costs associated with our Group and regional head offices, pension schemes expenses, as well as non insurance income. Total costs in relation to non insurance activities have decreased by £21 million to £84 million (FY14: £105 million), mainly driven by a reduction in the operating loss in 'Other Group operations', partly offset by increased costs in the United Kingdom associated with continued investment into the platform business.
In FY14, 'Other Group Operations' costs included a provision relating to an FCA fine of £17.6 million (Aviva Investors).

A2 - Corporate centre

	2015 £m	2014 £m
Project spend	(6)	(9)
Central spend and share award costs	(174)	(123)
Total	(180)	(132)

Total corporate centre costs have increased to £180 million (FY14: £132 million), mainly as a result of increased spend on digital initiatives across the Group as well as the inclusion of Friends Life costs following the acquisition of this business.

A3 - Group debt costs and other interest

	2015 £m	2014 £m
External debt
Subordinated debt	(335)	(289)
Other	(15)	(21)
Total external debt	(350)	(310)
Internal lending arrangements	(92)	(186)
Extinguishment of debt	(13)	-
Net finance income on main UK pension scheme	94	33
Total	(361)	(463)

Non-operating profit items
A4 - Life Business: Investment variances and economic assumption changes
(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	2015 £m	2014 £m
Investment variances and economic assumptions	14	72

Investment variances were £14 million positive (FY14: £72 million positive) with positive movements in France and Asia, partially offset by a negative variance in Italy. The positive variance in France reflects realised bond gains and equity outperformance, while the positive variance in Asia is driven by increasing interest rates in Singapore, which have reduced liabilities by more than asset values. The negative variance in Italy is driven by widening credit spreads. The investment variance was largely neutral in the UK, reflecting the positive variance from the reduction in equity release asset default provisions following favourable property market performance, offset by the negative impact of widening credit spreads.
In 2014, positive variances were mainly driven by lower risk-free rates and narrowing credit spreads on government and corporate bonds in Italy and Spain. Negative variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

		Equities		Properties
	2015%	2014%	2015%	2014%
United Kingdom	5.4%	6.6%	3.9%	5.1%
Eurozone	4.3%	5.7%	2.8%	4.2%

The expected return on equities and properties has been calculated by reference to the opening 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used in MCEV reporting to calculate the longer-term investment return for the Group's life business.
For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risks; this includes an adjustment for credit risk on all eurozone sovereign debt. Where such securities are classified as available for sale, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

A5 - Non-life business: Short-term fluctuation in return on investments

General Insurance and health	2015 £m	2014 £m
Analysis of investment income:
- Net investment income	240	666
- Foreign exchange gains/losses and other charges	(10)	(8)
	230	658
Analysed between:
- Longer-term investment return, reported within operating profit	396	477
- Short-term fluctuations in investment return, reported outside operating profit	(166)	181
	230	658
Short-term fluctuations:
- General insurance and health	(166)	181
- Other operations1	82	80
Total short-term fluctuations	(84)	261

1 Represents short-term fluctuation on assets backing non-life business in Group centre investments, including the centre hedging programme.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
Market value movements which give rise to variances between actual and longer-term investment returns are disclosed separately in short-term fluctuations outside operating profit.
The impact of realised and unrealised gains and losses on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements, is included in short-term fluctuations on other operations.
The adverse movement in short-term fluctuation during 2015 compared with 2014 is mainly due to an increase in risk-free rates reducing fixed income security market values.
The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	2015 £m	2014 £m
Debt securities	9,608	10,858
Equity securities	217	251
Properties	335	223
Cash and cash equivalents	969	1,300
Other1	3,008	3,767
Assets supporting general insurance and health business	14,137	16,399
Assets supporting other non-long-term business2	538	562
Total assets supporting non-long-term business	14,675	16,961

1 Includes the internal loan.
2 Represents assets backing non-life business in Group centre investments, including the centre hedging programme.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return on equities		Longer-term rates of return on property
	2015%	2014%	2015%	2014%
United Kingdom	5.4%	6.6%	3.9%	5.1%
Eurozone	4.3%	5.7%	2.8%	4.2%
Canada	5.8%	6.8%	4.3%	5.3%

The underlying reference rates are shown in F2 within the MCEV financial supplement.

A6 - General insurance and health business: Economic assumption changes
Economic assumption changes of £100 million adverse arise as a result of an increase in the expected future inflation rates used to calculate reserves for periodic payment orders and a decrease in the swap rates used to discount latent claim reserves and periodic payment orders. In 2014 economic assumption changes were £145 million adverse due to a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

A7 - Impairment of goodwill, joint ventures, associates and other amounts expensed
Impairment of goodwill, joint ventures and associates from continuing operations is a charge of £22 million (FY14: £24 million charge) as management determined goodwill of £13 million in Asia and £9 million in Europe is not recoverable.

A8 - Amortisation and impairment of acquired value of in-force business
Amortisation of acquired value of in-force business is a charge of £498 million (FY14: £40 million charge) of which £479 million relates to Friends Life. There were no impairments of acquired value of in-force business in the current period (FY14: £nil).

A9 - Profit/loss on the disposal and re-measurement of subsidiaries, joint ventures and associates
The total profit on disposal and re-measurement of subsidiaries, joint ventures and associates from continuing operations is £2 million (FY14: £174 million). This includes a gain of £1 million (FY14: £15 million) recognised on the further sale of shares in the Turkey Life business and profits on the disposal of small reinsurance operations in Asia of £1 million. There was no profit or loss recognised relating to discontinued operations in 2015 (FY14: £58 million profit). Further detail is provided in note B4.

A10 - Other
Other items comprise a day one loss of £53 million resulting from an outward quota share reinsurance transaction, completed in 2015 by Aviva Insurance Limited, which includes provision of an additional c.£0.8 billion of adverse development cover for our UK General Insurance latent reserves. This provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

IFRS financial statements

Consolidated income statement
For the year ended 31 December 2015

	Note	2015 £m	2014 £m
Income
Gross written premiums		21,925	21,670
Premiums ceded to reinsurers		(2,890)	(1,614)
Premiums written net of reinsurance		19,035	20,056
Net change in provision for unearned premiums		(111)	1
Net earned premiums		18,924	20,057
Fee and commission income		1,797	1,230
Net investment income		2,825	21,889
Share of profit after tax of joint ventures and associates		180	147
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates		2	174
		23,728	43,497
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(21,985)	(19,474)
Change in insurance liabilities, net of reinsurance		6,681	(5,570)
Change in investment contract provisions		(1,487)	(6,518)
Change in unallocated divisible surplus		984	(3,364)
Fee and commission expense		(3,347)	(3,389)
Other expenses		(2,784)	(1,979)
Finance costs		(618)	(540)
		(22,556)	(40,834)
Profit before tax		1,172	2,663
Tax attributable to policyholders' returns	B6	218	(382)
Profit before tax attributable to shareholders' profits		1,390	2,281
Tax expense	B6	(93)	(983)
Less: tax attributable to policyholders' returns	B6	(218)	382
Tax attributable to shareholders' profits		(311)	(601)
Profit after tax		1,079	1,680
Profit from discontinued operations1		-	58
Profit for the year		1,079	1,738

Attributable to:
Equity holders of Aviva plc		918	1,569
Non-controlling interests		161	169
Profit for the year		1,079	1,738
Earnings per share	B7
Basic (pence per share)		22.6p	50.4p
Diluted (pence per share)		22.3p	49.6p

Continuing operations - Basic (pence per share)		22.6p	48.4p
Continuing operations - Diluted (pence per share)		22.3p	47.7p

1 Discontinued operations relates to the US Life and related internal asset management businesses (US Life) sold in 2013.

Consolidated statement of comprehensive income
For the year ended 31 December 2015

	Note	2015 £m	2014 £m
Profit for the year from continuing operations		1,079	1,680
Profit for the year from discontinued operations1		-	58
Total profit for the year		1,079	1,738

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value (losses)/gains		(9)	62
Fair value losses transferred to profit on disposals		-	(7)
Share of other comprehensive income of joint ventures and associates		(14)	22
Foreign exchange rate movements		(378)	(396)
Aggregate tax effect - shareholder tax on items that may be reclassified into profit or loss		13	(9)

Items that will not be reclassified to income statement
Owner-occupied properties - fair value gains		27	7
Remeasurements of pension schemes	B15	(235)	1,662
Aggregate tax effect - shareholder tax on items that will not be reclassified into profit or loss		93	(347)
Other comprehensive income, net of tax from continuing operations		(503)	994
Other comprehensive income, net of tax from discontinued operations1		-	-
Total other comprehensive income, net of tax		(503)	994
Total comprehensive income for the year from continuing operations		576	2,674
Total comprehensive income for the year from discontinued operations1		-	58
Total comprehensive income for the year		576	2,732

Attributable to:
Equity holders of Aviva plc		460	2,642
Non-controlling interests		116	90
		576	2,732

1 Discontinued operations relates to the US Life and related internal asset management businesses (US Life) sold in 2013.

Consolidated statement of changes in equity
For the year ended 31 December 2015

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Treasury shares £m	Other Reserves £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and tier 1 notes £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	737	200	1,172	3,271	(8)	229	4,617	10,218	892	1,166	12,276
Profit for the year	-	-	-	-	-	-	918	918	-	161	1,079
Other comprehensive income	-	-	-	-	-	(316)	(142)	(458)	-	(45)	(503)
Total comprehensive income for the year	-	-	-	-	-	(316)	776	460	-	116	576
Issue of share capital - acquisition of Friends Life	272	-	-	5,703	-	-	-	5,975	-	-	5,975
Non-controlling interests in acquired subsidiaries1	-	-	-	-	-	-	-	-	-	504	504
Reclassification of non-controlling interests to financial liabilities2	-	-	-	-	-	-	-	-	-	(272)	(272)
Reclassification of non-controlling interests to tier 1 notes3	-	-	-	-	-	-	-	-	231	(231)	-
Owner-occupied properties fair value gains transferred to retained earnings on disposals	-	-	-	-	-	(33)	33	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	(724)	(724)	-	-	(724)
Non-controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	(142)	(142)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	1	-	1	-	-	1
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	5	5
Changes in non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	(1)	(1)
Treasury shares held by subsidiary companies	-	-	-	-	(27)	-	-	(27)	-	-	(27)
Reserves credit for equity compensation plans	-	-	-	-	-	40	-	40	-	-	40
Shares issued under equity compensation plans	3	-	13	-	6	(35)	19	6	-	-	6
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	15	15	-	-	15
Balance at 31 December	1,012	200	1,185	8,974	(29)	(114)	4,736	15,964	1,123	1,145	18,232

1 Includes Friends Life's Step-up Tier one Insurance Capital Securities ('STICS') issuances classified as equity instruments within non-controlling interests at the date of acquisition. See Note B4 for further detail.

2 On 29 May 2015, notification was given that the Group would redeem the 2005 STICS issuance. At that date the instrument was reclassified as a financial liability. The instrument was redeemed on 1 July 2015, £272 million represents the fair value of instruments recognised on acquisition, made up of the £268 million outstanding principal redeemed on 1 July 2015 and £4 million amortised subsequent to the reclassification and included within finance costs in the income statement.

3 On 1 October 2015 Aviva plc replaced Friends Life Holdings plc as issuer of the 2003 STICS issuance which resulted in a reclassification of the STICS from non-controlling interests to DCI and tier 1 notes.

For the year ended 31 December 2014

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Treasury shares £m	Other Reserves £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and tier 1 notes £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017
Profit for the year	-	-	-	-	-	-	1,569	1,569	-	169	1,738
Other comprehensive income	-	-	-	-	-	(242)	1,315	1,073	-	(79)	994
Total comprehensive income for the year	-	-	-	-	-	(242)	2,884	2,642	-	90	2,732
Owner-occupied properties fair value gains transferred to retained earnings on disposals	-	-	-	-	-	(2)	2	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	(551)	(551)	-	-	(551)
Non-controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	(189)	(189)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	(13)	2	(11)	-	-	(11)
Changes in non-controlling interests in subsidiaries	-	-	-	-	-	-	(36)	(36)	-	(206)	(242)
Reserves credit for equity compensation plans	-	-	-	-	-	39	-	39	-	-	39
Shares issued under equity compensation plans	1	-	7	-	23	(28)	6	9	-	-	9
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	19	19	-	-	19
Redemption of direct capital instrument1	-	-	-	-	-	-	(57)	(57)	(490)	-	(547)
Balance at 31 December	737	200	1,172	3,271	(8)	229	4,617	10,218	892	1,166	12,276

1 £57 million relates to the foreign exchange loss on redemption of the €700 million direct capital instrument on 28 November 2014.

Consolidated statement of financial position
As at 31 December 2015

	Note	2015 £m	2014 £m
Assets
Goodwill		1,955	1,302
Acquired value of in-force business and intangible assets	B21	5,731	1,028
Interests in, and loans to, joint ventures		1,590	1,140
Interests in, and loans to, associates		329	404
Property and equipment		449	357
Investment property		11,301	8,925
Loans		22,433	25,260
Financial investments		274,217	202,638
Reinsurance assets	B11	20,918	7,958
Deferred tax assets		131	76
Current tax assets		114	27
Receivables		6,875	5,933
Deferred acquisition costs and other assets		5,061	5,091
Prepayments and accrued income		3,094	2,466
Cash and cash equivalents	B16	33,676	23,105
Assets of operations classified as held for sale	B4	-	9
Total assets		387,874	285,719
Equity
Capital
Ordinary share capital		1,012	737
Preference share capital		200	200
		1,212	937
Capital reserves
Share premium		1,185	1,172
Merger reserve		8,974	3,271
		10,159	4,443
Treasury shares		(29)	(8)
Other reserves		(114)	229
Retained earnings		4,736	4,617
Equity attributable to shareholders of Aviva plc		15,964	10,218
Direct capital instruments and tier 1 notes		1,123	892
Equity excluding non-controlling interests		17,087	11,110
Non-controlling interests		1,145	1,166
Total equity		18,232	12,276
Liabilities
Gross insurance liabilities	B9	140,556	113,445
Gross liabilities for investment contracts	B10	181,173	117,245
Unallocated divisible surplus	B13	8,811	9,467
Net asset value attributable to unitholders		11,415	9,482
Provisions		1,416	879
Deferred tax liabilities		2,074	1,091
Current tax liabilities		177	169
Borrowings	B14	8,770	7,378
Payables and other financial liabilities		12,448	12,012
Other liabilities		2,802	2,273
Liabilities of operations classified as held for sale	B4	-	2
Total liabilities		369,642	273,443
Total equity and liabilities		387,874	285,719

Consolidated statement of cash flows
For the year ended 31 December 2015

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Note	2015 £m	2014 £m
Cash flows from operating activities5
Cash generated from/(used in) continuing operations		5,197	(87)
Tax paid		(442)	(457)
Net cash from/(used in) operating activities - continuing operations		4,755	(544)
Total net cash from/(used in) operating activities		4,755	(544)
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired		7,783	(79)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred		(3)	110
New loans to joint ventures and associates		(21)	(73)
Repayment of loans to joint ventures and associates		-	33
Net new loans to joint ventures and associates		(21)	(40)
Purchases of property and equipment		(58)	(116)
Proceeds on sale of property and equipment		51	19
Other cash flow related to intangible assets		(111)	(122)
Net cash from/(used in) investing activities - continuing operations		7,641	(228)
Net cash from/(used in) investing activities - discontinued operations1		-	(20)
Total net cash from/(used in) from investing activities		7,641	(248)
Cash flows from financing activities
Redemption of Direct Capital Instrument		-	(547)
Proceeds from issue of ordinary shares		16	8
Treasury shares purchased for employee trusts		(1)	-
New borrowings drawn down, net of expenses		2,049	2,383
Repayment of borrowings2		(1,979)	(2,442)
Net drawdown/(repayment) of borrowings		70	(59)
Interest paid on borrowings		(588)	(527)
Preference dividends paid	B8	(17)	(17)
Ordinary dividends paid3	B8	(635)	(447)
Coupon payments on direct capital instruments and tier 1 notes	B8	(72)	(88)
Capital contributions from non-controlling interests of subsidiaries		5	-
Dividends paid to non-controlling interests of subsidiaries4		(142)	(189)
Changes in controlling interest in subsidiaries		(1)	(89)
Net cash used in financing activities - continuing operations		(1,365)	(1,955)
Total net cash used in financing activities		(1,365)	(1,955)
Total net increase/(decrease) in cash and cash equivalents		11,031	(2,747)
Cash and cash equivalents at 1 January		22,564	25,989
Effect of exchange rate changes on cash and cash equivalents		(425)	(678)
Cash and cash equivalents at 31 December	B16	33,170	22,564

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) sold in 2013.
2 Includes redemption of 2005 STICS of £268 million.
3 Ordinary dividends paid amounted to £635 million (FY14: £449 million. £2 million of unclaimed and waived dividends has been set off against this above).
4 Dividends paid to non-controlling interests of subsidiaries included £7 million on the 2003 STICS and £17 million on the 2005 STICS prior to reclassification.
5 Cash flows from operating activities include interest received of £5,251 million (FY14: £4,986 million) and dividends received of £2,353 million (FY14: £1,442 million).

B1(i) Basis of preparation

(a) The results in this preliminary announcement have been taken from the Group's 2015 Annual report and accounts which will be available on the Company's website on 29 March 2016. The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU), and those parts of the Companies Act 2006 applicable to those reporting under IFRS.
The basis of preparation and summary of accounting policies applicable to the Group's consolidated financial statements can be found in the Accounting policies section of the 2015 Annual report and accounts. The Group has made a presentation change related to the definition of operating profit detailed in Note B2 for which the comparative figures have been restated. There is no impact on reported profit or equity as result of this. In addition, the Group has adopted new amendments to published standards as described in B1(ii).
The preliminary announcement for the year ended 31 December 2015 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results on an IFRS basis for full year 2015 and 2014 have been audited by PricewaterhouseCoopers LLP (PwC). PwC have reported on the 2015 and 2014 consolidated financial statements. Both reports were unqualified and neither contained a statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2014 report and accounts have been filed with the Registrar of Companies.
After making enquiries, the directors have a reasonable expectation that the Group as a whole has adequate resources to continue in operational existence over a period of at least 12 months from the date of approval of the financial statements. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

b) Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in pounds sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m).
c) The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items. As a result, the Group focuses on an operating profit measure that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, associates and joint ventures; amortisation and impairment of other intangibles; amortisation and impairment of acquired value of in-force business; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and other.

B1(ii) New standards, interpretations and amendments to published standards that have been adopted by the Group

The Group has adopted the following amendments to standards which became effective for the annual reporting period beginning on 1 January 2015.

(i) Amendments to IAS 19, Employee Benefits - Employee Contributions
     These narrow scope amendments simplify accounting for defined benefit plans that require contributions from employees or third parties. The adoption of the amendments has no impact on the Group's consolidated financial statements as the Group does not have defined benefit plans that require employees or third parties to contribute to the cost of the plan.

(ii) Annual Improvements to IFRSs 2011-2013
     These improvements to IFRSs consist of amendments to four IFRSs including IFRS 3 Business Combinations and IFRS 13 Fair Value Measurement. The amendments clarify existing guidance and there is no impact on the Group's consolidated financial statements.

B2 - Presentation changes
Management has changed the definition of Group operating profit on an IFRS basis to exclude amortisation and impairment of acquired value of in-force business ('AVIF'), aligning the presentation of this item with the amortisation and impairment of intangible assets as non-operating items. Comparatives have been restated as shown below. This change in presentation had no impact on reported profit or loss or equity, the statement of financial position or the statement of cash flows.

Effect of restatements from change in definition of operating profit - IFRS basis

			2014
	As previously reported £m	Effect of change £m	Restated £m
Operating profit before tax attributable to shareholders' profits	2,173	40	2,213
Non-operating items before tax	108	(40)	68
Profit before tax attributable to shareholders' profits	2,281	-	2,281
Tax on operating profit	(561)	(2)	(563)
Tax on other activities	(40)	2	(38)
	(601)	-	(601)
Profit after tax	1,680	-	1,680
Operating profit per share (p)	47.0	1.3	48.3
Diluted operating profit per share (p)	46.3	1.3	47.6

As a result of this change comparative information in note B5 Segmental Information and note B7 Earnings per Share has been restated.

B3 - Exchange rates
The Group's principal overseas operations during the year were located within the eurozone, Canada and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2015	2014
Eurozone
Average rate (€1 equals)	£0.72	£0.81
Year end rate (€1 equals)	£0.74	£0.78
Canada
Average rate ($CAD1 equals)	£0.51	£0.55
Year end rate ($CAD1 equals)	£0.49	£0.55
Poland
Average rate (PLN1 equals)	£0.17	£0.19
Year end rate (PLN1 equals)	£0.17	£0.18

B4 - Subsidiaries
This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions
(i) Friends Life
On 10 April 2015, the Group completed the acquisition of 100% of the outstanding ordinary shares of Friends Life Group Limited ('Friends Life') through an all share exchange which gave Friends Life shareholders 0.74 Group shares for every Friends Life share held. In total, 1,086,326,606 Group shares were issued and commenced trading on 13 April 2015.
Friends Life is a leading insurance business which provides a range of pension, investment and insurance products and services to both individual customers and corporates. Prior to the acquisition, Friends Life operated through three distinct divisions: the Heritage division which administers products which are no longer actively marketed for new business; the UK division whose main lines of business are corporate benefits, retirement income and protection; and the International division which provides savings, investment and protection products for customers in Asia and the Middle East. The acquisition accelerates the Group's investment thesis of cash flow plus growth and is expected to benefit the Group over time through the realisation of significant incremental capital, financial and revenue synergies as well as supporting the Group to secure its position as a leading insurance and savings business.
£768 million of the shares transferred to the shareholders of Friends Life represents the fair value of the liabilities, based on discounted cash flows substantiated against internally modelled and external market values, held by the Group related to the settlement of a pre-existing insurance contract between the Group and Friends Life held by the Friends Provident pension scheme (refer to note B15). The remaining £5,207 million represents the consideration exchanged for £4,536 million of net assets of Friends Life and £671 million of goodwill, as follows:

	Book Value £m	Fair Value and Accounting Policy Adjustments £m	Fair Value £m
Assets
Acquired value of in-force business and intangible assets	3,055	2,219	5,274
Investment property	2,685	-	2,685
Financial investments	97,580	(11,314)	86,266
Reinsurance assets	1,254	11,251	12,505
Deferred tax assets	51	54	105
Other assets	2,619	(854)	1,765
Cash and cash equivalents	7,878	-	7,878
Total assets	115,122	1,356	116,478
Liabilities
Insurance liabilities	36,068	12	36,080
Liability for investment contracts	68,778	(129)	68,649
Unallocated divisible surplus	724	-	724
Net asset value attributable to unitholders	212	-	212
Deferred tax liabilities	1,203	240	1,443
Borrowings	1,064	243	1,307
Other liabilities	2,355	668	3,023
Total liabilities	110,404	1,034	111,438
Net assets	4,718	322	5,040
Non-controlling interests (NCI) including tier 1 notes	329	175	504
Net assets excluding NCI	4,389	147	4,536
Goodwill arising on acquisition			671
Fair value of shares exchanged for net assets			5,207
Fair value of Group liabilities related to pre-existing relationship			768
Fair value of total shares exchanged1			5,975

1 Fair value of consideration based on the opening market price on the date of acquisition.

The issue of new shares in the Company in exchange for shares of Friends Life has attracted merger relief under section 612 of the Companies Act 2006. Of the £5,975 million, £272 million (25 pence per ordinary share) has been credited to share capital and the remaining £5,703 million has been credited to the merger reserve within equity, increasing the reserve from £3,271 million to £8,974 million.

Acquired value of in-force business and intangible assets
An asset of £4,790 million was recognised upon acquisition representing the present value of future profits from the acquired in-force business ('AVIF') as of 10 April 2015. This will be amortised in accordance with the Group's accounting policies. Deferred acquisition costs ('DAC') are not recognised upon acquisition.
Intangible assets of £484 million represent Friends Life's distribution agreements and customer contracts. These assets have been assessed as having a useful life of between five and ten years and will be amortised over that period in accordance with the Group's accounting policies, along with the corresponding release of the applicable deferred tax provision.

B4 - Subsidiaries continued
Fair value and accounting policy adjustments
A reclassification of £11.3 billion was made from financial investments to reinsurance assets to align to the Group's presentation policy for reinsurance assets.
The adjustments to other liabilities are primarily related to a Group insurance contract held within the Friends Provident pension scheme (refer to note B15).
The adjustment to non-controlling interests represents the fair value adjustment of the 2003 and 2005 Step-up Tier one Insurance Capital Securities ('STICS') issuances based on the market quoted price which were classified as equity instruments within NCI on acquisition.

Goodwill
The residual goodwill on acquisition of £671 million, none of which is expected to be deductible for tax purposes, represents future synergies expected to arise from combining the operations of Friends Life with those of the Group as well as the value of the workforce in place and other future business value.

Profit and loss
In the period from 10 April 2015 to 31 December 2015 the acquired Friends Life subsidiaries contributed net earned premiums and fee and commission income of £1,338 million and a loss before tax attributable to shareholders of £371 million, including £160 million of integration and restructuring costs, to the consolidated results of the Group.
If the acquisition had been effective on 1 January 2015, on a pro-forma basis the Group's net earned premiums and fee and commission income is estimated at £21.1 billion and profit before tax attributable to shareholders is estimated at £1,391 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on 1 January 2015. The pro-forma results are provided for information purposes only and do not necessarily reflect the actual results that would have occurred had the acquisition taken place on 1 January 2015, nor are they necessarily indicative of the future results of the combined Group.
Acquisition costs of £29 million related to legal and professional fees incurred to support the transaction have been recognised within other expenses in the income statement.

(ii) Other acquisitions
The Group also completed other minor acquisitions in 2015. The aggregate consideration paid in these transactions was £97 million. Goodwill of £23 million and intangible assets of £29 million were recognised in relation to these transactions. With the exception of the acquisition of additional shares in unconsolidated Polish entities and the acquisition of an associate within Canada, the acquired entities were consolidated as subsidiaries. The acquired subsidiaries contributed no material profit or loss in 2015.

(b) Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates
The profit on the disposal and re-measurement of subsidiaries, joint ventures and associates comprises:

	2015 £m	2014 £m
Spain - long-term business	-	132
Italy - long-term business	-	(6)
Korea	-	2
Turkey - general insurance	-	(16)
Aviva Investors	-	35
Turkey - long-term business	1	15
Indonesia	-	(3)
Other small operations	1	15
Profit on disposal and remeasurement from continuing operations	2	174
Profit on disposal and remeasurement from discontinued operations	-	58
Total profit on disposal and remeasurement	2	232

The total Group profit on disposal and re-measurement of subsidiaries, joint ventures and associates from continuing operations is £2 million (FY14: £174 million). This includes a gain of £1 million (FY14: £15 million) recognised on the further sale of shares in the Turkey Life business and profits on the disposal of small reinsurance operations in Asia of £1 million. There was no profit or loss recognised relating to discontinued operations in 2015 (FY14: £58 million profit).

B4 - Subsidiaries continued
(c) Assets and liabilities of operations classified as held for sale

There were no operations classified as held for sale as at 31 December 2015.

	2015 £m	2014 £m
Assets
Cash and cash equivalents	-	9
Total assets	-	9
Liabilities
Insurance liabilities	-	(1)
Other liabilities	-	(1)
Total liabilities	-	(2)
Net assets	-	7

(d) Subsequent events
On 21 January 2016, Aviva plc announced that its Canadian business Aviva Canada will acquire 100% ownership of RBC General Insurance Company, the existing home and motor insurance business of RBC Insurance, and enter into an exclusive 15 year strategic agreement with RBC Insurance. Aviva will pay £281 million (CAD$581 million) upon completion, subject to customary completion adjustments. The proposed transaction is subject to closing conditions including receipt of required regulatory approvals and is expected to complete in the third quarter of 2016.
On 9 March 2016 the Group agreed to sell its entire 70% stake in its Irish private medical insurance business, Aviva Health Insurance Ireland Limited, to Irish Life Group Limited. The proposed transaction will be subject to customary closing conditions including receipt of required regulatory approvals and is expected to complete in the third quarter of 2016. The subsidiary has been classified as held for sale from 9 March 2016.

B5 - Segmental information
The Group's results can be segmented either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and consolidated statement of financial position.
The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.

United Kingdom & Ireland
United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business, and include the UK insurance operations acquired as part of the acquisition of Friends Life (refer to note B4). UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland
Activities in Poland comprise long-term business and general insurance operations, including our long-term business in Lithuania.

Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy (including Eurovita up until the date of disposal in June 2014) and Spain (including CxG up until the date of disposal in December 2014). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include our life operations in Turkey (including our reduced joint venture share following IPO in November 2014) and our Turkish general insurance business (up until the date of disposal in December 2014).

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally distributed through insurance brokers.

Asia
Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Vietnam, Indonesia, Taiwan and the international operations of Friends Life. This segment also includes general insurance and health operations in Singapore, health operations in Indonesia and the results of South Korea (until the date of disposal in June 2014).

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France, North America, Asia Pacific and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. This segment also includes the results of River Road Asset Management LLC until the date of its disposal in June 2014.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central operations of Friends Life, central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our internal reinsurance operations are also included in this segment.

Discontinued operations
In October 2013 the Group sold its US life operations (including the related internal asset management operations of Aviva Investors), which has been presented as a discontinued operation for the comparative periods in the income statement, statement of comprehensive income and statement of cash flows. In 2014 this represented the settlement of the purchase price adjustment, in conjunction with the aggregate development of other provisions in the year.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are subject to normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
(i) profit or loss from operations before tax attributable to shareholders
(ii) profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.

Page 51

B5 - Segmental information continued
(a) (i) Segmental income statement for the year ended 31 December 2015

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total £m
Gross written premiums	5,402	4,503	5,777	484	2,733	2,109	917	-	-	21,925
Premiums ceded to reinsurers	(1,355)	(1,163)	(75)	(6)	(42)	(117)	(132)	-	-	(2,890)
Internal reinsurance revenue	(5)	(1)	-	(1)	(4)	-	(2)	-	13	-
Premiums written net of reinsurance	4,042	3,339	5,702	477	2,687	1,992	783	-	13	19,035
Net change in provision for unearned premiums	(1)	(53)	(11)	(13)	(7)	(15)	(14)	-	3	(111)
Net earned premiums	4,041	3,286	5,691	464	2,680	1,977	769	-	16	18,924
Fee and commission income	810	160	232	40	115	28	134	281	(3)	1,797
	4,851	3,446	5,923	504	2,795	2,005	903	281	13	20,721
Net investment income/(expense)	448	159	1,949	(1)	444	49	(325)	155	(53)	2,825
Inter-segment revenue	-	-	-	-	-	-	-	195	-	195
Share of profit of joint ventures and associates	149	-	7	5	8	-	11	-	-	180
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	2	-	-	-	(1)	-	1	-	-	2
Segmental income1	5,450	3,605	7,879	508	3,246	2,054	590	631	(40)	23,923
Claims and benefits paid, net of recoveries from reinsurers	(10,663)	(2,533)	(4,454)	(302)	(2,343)	(1,240)	(415)	-	(35)	(21,985)
Change in insurance liabilities, net of reinsurance	7,070	492	(1,093)	17	264	(12)	(68)	-	11	6,681
Change in investment contract provisions	943	-	(1,915)	18	(702)	-	328	(159)	-	(1,487)
Change in unallocated divisible surplus	22	-	841	12	93	-	16	-	-	984
Fee and commission expense	(585)	(1,195)	(623)	(57)	(252)	(571)	(114)	(26)	76	(3,347)
Other expenses	(1,369)	(223)	(205)	(51)	(111)	(81)	(250)	(365)	(129)	(2,784)
Inter-segment expenses	(169)	(5)	(9)	(6)	-	(4)	-	-	(2)	(195)
Finance costs	(214)	(1)	(1)	-	(4)	(4)	(3)	-	(391)	(618)
Segmental expenses	(4,965)	(3,465)	(7,459)	(369)	(3,055)	(1,912)	(506)	(550)	(470)	(22,751)
Profit/(loss) before tax from continuing operations	485	140	420	139	191	142	84	81	(510)	1,172
Tax attributable to policyholders' returns	232	-	-	-	-	-	(14)	-	-	218
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	717	140	420	139	191	142	70	81	(510)	1,390
Profit from discontinued operations									-	-
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	(1)	20	-	-	6	-	4	(36)	-
Investment return variances and economic assumption changes on long-term business	-	-	(17)	-	14	-	(11)	-	-	(14)
Short-term fluctuation in return on investments backing non-long-term business	53	84	2	(2)	31	47	-	-	(131)	84
Economic assumption changes on general insurance and health business	-	98	-	-	-	2	-	-	-	100
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	9	-	13	-	-	22
Amortisation and impairment of intangibles	84	14	-	2	14	10	9	10	12	155
Amortisation and impairment of AVIF	350	-	5	2	5	-	136	-	-	498
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(2)	-	-	-	1	-	(1)	-	-	(2)
Integration and restructuring costs	215	26	19	-	3	7	7	11	91	379
Adjusted for non-operating items from discontinued operations	-	-	-	-	-	-	-	-	-	-
Other4	-	53	-	-	-	-	-	-	-	53
Operating profit/(loss) before tax attributable to shareholders	1,424	414	449	141	268	214	223	106	(574)	2,665

1 Total reported income, excluding inter-segment revenue, includes £9,031 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
3 Other Group activities include Group Reinsurance.
4 Other items represents a day one loss upon the completion of an outwards reinsurance contract by the UK General Insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks. The £53 million loss comprises £712 million in premiums ceded less £659 million in reinsurance recoverables recognised.

B5 - Segmental information continued
(a) (ii) Segmental income statement for the year ended 31 December 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total £m
Gross written premiums	4,306	4,484	5,756	490	3,514	2,176	942	-	2	21,670
Premiums ceded to reinsurers	(784)	(454)	(70)	(7)	(68)	(70)	(161)	-	-	(1,614)
Internal reinsurance revenue	(7)	(2)	(2)	(1)	(2)	(2)	-	-	16	-
Premiums written net of reinsurance	3,515	4,028	5,684	482	3,444	2,104	781	-	18	20,056
Net change in provision for unearned premiums	23	43	(27)	6	10	(54)	(3)	-	3	1
Net earned premiums	3,538	4,071	5,657	488	3,454	2,050	778	-	21	20,057
Fee and commission income	398	160	203	87	115	15	9	243	-	1,230
	3,936	4,231	5,860	575	3,569	2,065	787	243	21	21,287
Net investment income/(expense)	13,301	362	5,174	147	2,392	180	125	267	(59)	21,889
Inter-segment revenue	-	-	-	-	-	-	-	158	-	158
Share of profit/(loss) of joint ventures and associates	139	-	7	4	9	-	(12)	-	-	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	125	14	(1)	35	1	174
Segmental income1	17,376	4,593	11,041	726	6,095	2,259	899	703	(37)	43,655
Claims and benefits paid, net of recoveries from reinsurers	(7,522)	(2,745)	(4,594)	(331)	(2,572)	(1,276)	(362)	-	(72)	(19,474)
Change in insurance liabilities, net of reinsurance	(3,955)	88	(1,119)	(70)	(212)	(70)	(294)	-	62	(5,570)
Change in investment contract provisions	(3,036)	-	(1,881)	8	(1,347)	-	-	(262)	-	(6,518)
Change in unallocated divisible surplus	(62)	-	(2,182)	(6)	(1,055)	-	(59)	-	-	(3,364)
Fee and commission expense	(462)	(1,294)	(564)	(65)	(289)	(570)	(60)	(24)	(61)	(3,389)
Other expenses	(674)	(228)	(232)	(59)	(127)	(81)	(61)	(332)	(185)	(1,979)
Inter-segment expenses	(137)	(4)	(4)	(7)	-	(4)	-	-	(2)	(158)
Finance costs	(191)	(4)	(3)	-	(4)	(5)	-	(2)	(331)	(540)
Segmental expenses	(16,039)	(4,187)	(10,579)	(530)	(5,606)	(2,006)	(836)	(620)	(589)	(40,992)
Profit/(loss) before tax from continuing operations	1,337	406	462	196	489	253	63	83	(626)	2,663
Tax attributable to policyholders' returns	(357)	-	-	-	-	-	(25)	-	-	(382)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	980	406	462	196	489	253	38	83	(626)	2,281
Profit from discontinued operations4									58	58
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	11	16	-	1	-	-	-	(28)	-
Investment return variances and economic assumption changes on long-term business	13	-	9	(4)	(101)	-	11	-	-	(72)
Short-term fluctuation in return on investments backing non-long-term business	-	(82)	(50)	(1)	13	(65)	-	-	(76)	(261)
Economic assumption changes on general insurance and health business	-	145	-	-	-	3	-	-	(3)	145
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	-	-	24	-	-	24
Amortisation and impairment of intangibles	31	1	-	-	17	10	3	11	17	90
Amortisation and impairment of AVIF5	10	-	18	3	9	-	-	-	-	40
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	(125)	(14)	1	(35)	(1)	(174)
Integration and restructuring costs	28	11	15	1	1	4	1	4	75	140
Adjusted for non-operating items from discontinued operations4	-	-	-	-	-	-	-	-	(58)	(58)
Operating profit/(loss) before tax attributable to shareholders5	1,062	492	470	195	304	191	78	63	(642)	2,213

1 Total reported income, excluding inter-segment revenue, includes £20,816 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £2 million profit relating to Aviva Investors Pooled Pensions business.
3 Other Group activities include Group Reinsurance.
4 In 2014 the Group paid a settlement of £200 million related to the purchase price adjustment relating to the disposal of the US Life business in 2013. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.

5 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

B5 - Segmental information continued
(a) (iii) Segmental statement of financial position as at 31 December 2015

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	663	1,026	5	23	172	21	45	-	-	1,955
Acquired value of in-force business and intangible assets	3,600	139	86	12	539	69	1,206	15	65	5,731
Interests in, and loans to, joint ventures and associates	1,291	-	138	39	72	7	372	-	-	1,919
Property and equipment	130	27	225	3	5	10	8	1	40	449
Investment property	7,483	198	2,089	-	1	-	-	1,146	384	11,301
Loans	21,502	5	733	1	26	135	31	-	-	22,433
Financial investments	163,987	4,715	65,413	2,575	19,176	3,187	9,684	515	4,965	274,217
Deferred acquisition costs	1,394	418	227	32	77	255	57	4	-	2,464
Other assets	42,636	5,301	9,678	239	1,480	860	1,351	901	4,959	67,405
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-	-	-
Total assets	242,686	11,829	78,594	2,924	21,548	4,544	12,754	2,582	10,413	387,874
Insurance liabilities
Long-term business and outstanding claims provisions	99,435	5,439	16,487	2,308	7,699	2,058	2,865	-	18	136,309
Unearned premiums	226	2,083	393	45	237	1,016	48	-	-	4,048
Other insurance liabilities	-	76	44	-	-	77	-	-	2	199
Liability for investment contracts	114,143	-	47,834	2	9,770	-	7,681	1,743	-	181,173
Unallocated divisible surplus	2,575	-	4,941	55	1,047	-	193	-	-	8,811
Net asset value attributable to unitholders	203	-	2,863	-	413	-	-	-	7,936	11,415
External borrowings	1,903	-	-	-	49	-	-	-	6,818	8,770
Other liabilities, including inter-segment liabilities	12,261	(1,240)	4,066	99	715	596	565	370	1,485	18,917
Liabilities of operations classified as held for sale	-	-	-	-	-	-	-	-	-	-
Total liabilities	230,746	6,358	76,628	2,509	19,930	3,747	11,352	2,113	16,259	369,642
Total equity										18,232
Total equity and liabilities										387,874

B5 - Segmental information continued
(a) (iv) Segmental statement of financial position as at 31 December 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,031	-	8	190	23	50	-	-	1,302
Acquired value of in-force business and intangible assets	127	103	96	5	581	60	2	25	29	1,028
Interests in, and loans to, joint ventures and associates	953	-	145	10	82	2	352	-	-	1,544
Property and equipment	74	33	214	3	6	9	4	1	13	357
Investment property	5,558	95	1,758	-	1	-	-	1,120	393	8,925
Loans	24,178	84	788	-	58	122	30	-	-	25,260
Financial investments	97,410	5,415	66,484	2,829	19,959	3,483	3,192	660	3,206	202,638
Deferred acquisition costs	1,310	438	227	23	89	280	4	7	-	2,378
Other assets	19,092	4,895	10,009	171	1,585	937	459	784	4,346	42,278
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-	9	9
Total assets	148,702	12,094	79,721	3,049	22,551	4,916	4,093	2,597	7,996	285,719
Insurance liabilities
Long-term business and outstanding claims provisions	71,619	5,515	16,179	2,444	8,414	2,317	2,598	-	36	109,122
Unearned premiums	225	2,038	402	34	247	1,114	46	-	1	4,107
Other insurance liabilities	-	79	46	-	-	89	-	-	2	216
Liability for investment contracts	57,201	-	48,316	10	9,867	-	-	1,851	-	117,245
Unallocated divisible surplus	1,879	-	6,104	71	1,202	-	211	-	-	9,467
Net asset value attributable to unitholders	19	-	2,928	-	317	-	-	-	6,218	9,482
External borrowings	2,016	-	-	-	52	-	-	-	5,310	7,378
Other liabilities, including inter-segment liabilities	9,539	(1,787)	3,673	120	662	404	388	377	3,048	16,424
Liabilities of operations classified as held for sale	-	-	-	-	-	-	-	-	2	2
Total liabilities	142,498	5,845	77,648	2,679	20,761	3,924	3,243	2,228	14,617	273,443
Total equity										12,276
Total equity and liabilities										285,719

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business. Long-term business also includes our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds and provides investment management services for institutional pension fund mandates. It manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes service companies, head office expenses such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

B5 - Segmental information continued
(b) (i) Segmental income statement - products and services for the year ended 31 December 2015

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	13,187	8,738	-	-	21,925
Premiums ceded to reinsurers	(1,529)	(1,361)	-	-	(2,890)
Premiums written net of reinsurance	11,658	7,377	-	-	19,035
Net change in provision for unearned premiums	-	(111)	-	-	(111)
Net earned premiums	11,658	7,266	-	-	18,924
Fee and commission income	1,161	61	274	301	1,797
	12,819	7,327	274	301	20,721
Net investment income/(expense)	2,667	240	(5)	(77)	2,825
Inter-segment revenue	-	-	201	-	201
Share of profit of joint ventures and associates	177	3	-	-	180
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	1	1	-	-	2
Segmental income	15,664	7,571	470	224	23,929
Claims and benefits paid, net of recoveries from reinsurers	(16,809)	(5,176)	-	-	(21,985)
Change in insurance liabilities, net of reinsurance	6,205	476	-	-	6,681
Change in investment contract provisions	(1,487)	-	-	-	(1,487)
Change in unallocated divisible surplus	984	-	-	-	984
Fee and commission expense	(1,121)	(2,118)	(23)	(85)	(3,347)
Other expenses	(1,663)	(368)	(367)	(386)	(2,784)
Inter-segment expenses	(190)	(11)	-	-	(201)
Finance costs	(202)	(5)	-	(411)	(618)
Segmental expenses	(14,283)	(7,202)	(390)	(882)	(22,757)
Profit/(loss) before tax from continuing operations	1,381	369	80	(658)	1,172
Tax attributable to policyholder returns	218	-	-	-	218
Profit/(loss) before tax attributable to shareholders' profits	1,599	369	80	(658)	1,390
Adjusted for:
Non-operating items from continuing operations	820	396	26	33	1,275
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	2,419	765	106	(625)	2,665
Operating profit/(loss) before tax attributable to shareholders' profits	2,419	765	106	(625)	2,665

1 Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £146 million, of which £80 million relates to property and liability insurance and £66 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £1,092 million relating to health business. The remaining business relates to property and liability insurance.

B5 - Segmental information continued
(b) (ii) Segmental income statement - products and services for the year ended 31 December 2014

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	12,727	8,943	-	-	21,670
Premiums ceded to reinsurers	(971)	(643)	-	-	(1,614)
Premiums written net of reinsurance	11,756	8,300	-	-	20,056
Net change in provision for unearned premiums	-	1	-	-	1
Net earned premiums	11,756	8,301	-	-	20,057
Fee and commission income	705	54	256	215	1,230
	12,461	8,355	256	215	21,287
Net investment income/(expense)	21,295	666	5	(77)	21,889
Inter-segment revenue	-	-	158	-	158
Share of profit of joint ventures and associates	144	3	-	-	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	140	(16)	35	15	174
Segmental income	34,040	9,008	454	153	43,655
Claims and benefits paid, net of recoveries from reinsurers	(13,861)	(5,613)	-	-	(19,474)
Change in insurance liabilities, net of reinsurance	(5,604)	34	-	-	(5,570)
Change in investment contract provisions	(6,518)	-	-	-	(6,518)
Change in unallocated divisible surplus	(3,364)	-	-	-	(3,364)
Fee and commission expense	(977)	(2,247)	(26)	(139)	(3,389)
Other expenses	(920)	(402)	(321)	(336)	(1,979)
Inter-segment expenses	(148)	(10)	-	-	(158)
Finance costs	(191)	(11)	(2)	(336)	(540)
Segmental expenses	(31,583)	(8,249)	(349)	(811)	(40,992)
Profit/(loss) before tax from continuing operations	2,457	759	105	(658)	2,663
Tax attributable to policyholder returns	(382)	-	-	-	(382)
Profit/(loss) before tax attributable to shareholders' profits	2,075	759	105	(658)	2,281
Adjusted for:
Non-operating items from continuing operations3	(56)	49	(19)	(42)	(68)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations3	2,019	808	86	(700)	2,213
Operating profit/(loss) before tax attributable to shareholders' profits3	2,019	808	86	(700)	2,213

1 Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £164 million, of which £81 million relates to property and liability insurance and £83 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £1,146 million relating to health business. The remaining business relates to property and liability insurance.
3 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

.

B5 - Segmental information continued
(b) (iii) Segmental statement of financial position - products and services as at 31 December 2015

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	862	1,035	-	58	1,955
Acquired value of in-force business and intangible assets	5,369	309	15	38	5,731
Interests in, and loans to, joint ventures and associates	1,878	34	-	7	1,919
Property and equipment	299	95	1	54	449
Investment property	10,582	335	-	384	11,301
Loans	22,292	141	-	-	22,433
Financial investments	258,995	10,280	23	4,919	274,217
Deferred acquisition costs	1,647	812	5	-	2,464
Other assets	52,844	7,315	769	6,477	67,405
Assets of operations classified as held for sale	-	-	-	-	-
Total assets	354,768	20,356	813	11,937	387,874
Gross insurance liabilities	127,050	13,506	-	-	140,556
Gross liabilities for investment contracts	181,173	-	-	-	181,173
Unallocated divisible surplus	8,811	-	-	-	8,811
Net asset value attributable to unitholders	3,479	-	-	7,936	11,415
External borrowings	1,857	-	-	6,913	8,770
Other liabilities, including inter-segment liabilities	15,387	(307)	346	3,491	18,917
Liabilities of operations classified as held for sale	-	-	-	-	-
Total liabilities	337,757	13,199	346	18,340	369,642
Total equity					18,232
Total equity and liabilities					387,874

(b) (iv) Segmental statement of financial position - products and services as at 31 December 2014

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	216	1,043	-	43	1,302
Acquired value of in-force business and intangible assets	691	270	25	42	1,028
Interests in, and loans to, joint ventures and associates	1,526	16	-	2	1,544
Property and equipment	230	100	1	26	357
Investment property	8,310	223	-	392	8,925
Loans	25,053	207	-	-	25,260
Financial investments	188,094	11,435	23	3,086	202,638
Deferred acquisition costs	1,519	852	7	-	2,378
Other assets	29,839	6,270	657	5,512	42,278
Assets of operations classified as held for sale	-	9	-	-	9
Total assets	255,478	20,425	713	9,103	285,719
Gross insurance liabilities	99,453	13,992	-	-	113,445
Gross liabilities for investment contracts	117,245	-	-	-	117,245
Unallocated divisible surplus	9,467	-	-	-	9,467
Net asset value attributable to unitholders	3,264	-	-	6,218	9,482
External borrowings	2,068	-	-	5,310	7,378
Other liabilities, including inter-segment liabilities	12,689	(952)	354	4,333	16,424
Liabilities of operations classified as held for sale	-	2	-	-	2
Total liabilities	244,186	13,042	354	15,861	273,443
Total equity					12,276
Total equity and liabilities					285,719

B6 - Tax
This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged to the income statement
(i) The total tax charge comprises:

Continuing operations	2015 £m	2014 £m
Current tax
For the year	500	680
Prior period adjustments	(68)	12
Total current tax	432	692
Deferred tax
Origination and reversal of temporary differences	(227)	315
Changes in tax rates or tax laws	(82)	(17)
Write back of deferred tax assets	(30)	(7)
Total deferred tax	(339)	291
Total tax charged to income statement	93	983

(ii) The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge. The tax credit attributable to policyholder returns included in the charge above is £218 million (FY14: charge of £382 million).

(iii) The tax charge above, comprising current and deferred tax, can be analysed as follows:

	2015 £m	2014 £m
UK tax	(294)	462
Overseas tax	387	521
	93	983

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £5 million and £30 million (FY14: £5 million and £nil), respectively.

(v) Deferred tax (credited)/charged to the income statement represents movements on the following items:

	2015 £m	2014 £m
Long-term business technical provisions and other insurance items	517	(1,209)
Deferred acquisition costs	(46)	34
Unrealised gains/(losses) on investments	(847)	1,254
Pensions and other post-retirement obligations	(4)	7
Unused losses and tax credits	34	32
Subsidiaries, associates and joint ventures	4	5
Intangibles and additional value of in-force long-term business	(149)	(7)
Provisions and other temporary differences	152	175
Total deferred tax (credited)/charged to income statement	(339)	291

(b) Tax (credited)/charged to other comprehensive income
(i) The total tax (credit)/charge comprises:

	2015 £m	2014 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(44)	(77)
In respect of foreign exchange movements	(7)	(12)
	(51)	(89)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(49)	424
In respect of unrealised (losses)/gains on investments	(6)	21
	(55)	445
Total tax (credited)/charged to other comprehensive income	(106)	356

(ii) The tax charge attributable to policyholders' returns included above is £nil (FY14: £nil).

B6 - Tax continued
(c) Tax credited to equity
Tax credited directly to equity in the year amounted to £15 million (FY14: £19 million). This is in respect of coupon payments on the direct capital instrument and tier 1 notes.

(d) Tax reconciliation
The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	2015 £m	Shareholder £m	Policyholder £m	2014 £m
Total profit/(loss) before tax	1,390	(218)	1,172	2,339	382	2,721
Tax calculated at standard UK corporation tax rate of 20.25% (FY14: 21.5%)	281	(44)	237	503	82	585
Reconciling items
Different basis of tax - policyholders	-	(174)	(174)	-	302	302
Adjustment to tax charge in respect of prior periods	(46)	-	(46)	(36)	-	(36)
Non-assessable income and items not taxed at the full statutory rate	19	-	19	(22)	-	(22)
Non-taxable loss/(profit) on sale of subsidiaries and associates	1	-	1	(31)	-	(31)
Disallowable expenses	67	-	67	76	-	76
Different local basis of tax on overseas profits	126	-	126	138	(2)	136
Change in future local statutory tax rates	(82)	-	(82)	(17)	-	(17)
Movement in deferred tax not recognised	(52)	-	(52)	3	-	3
Tax effect of profit from joint ventures and associates	(6)	-	(6)	(4)	-	(4)
Other	3	-	3	(9)	-	(9)
Total tax charged/(credited) to income statement	311	(218)	93	601	382	983

The tax (credit)/charge attributable to policyholder returns is removed from the Group's total profits before tax in arriving at the Group's profit before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profits and unit-linked policyholders is zero, the Group's pre-tax profit attributable to policyholders is an amount equal and opposite to the tax (credit)/charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax (credit)/charge and the impact of this item in the tax reconciliation can be explained as follows:

	2015 £m	2014 £m
Tax attributable to policyholder returns	(218)	382
UK corporation tax at a rate of 20.25% (FY14: 21.5%) in respect of the policyholder tax deduction	44	(82)
Different local basis of tax of overseas profits	-	2
Different basis of tax - policyholders per tax reconciliation	(174)	302

UK legislation was substantively enacted in July 2013 to reduce the main rate of corporation tax from 21% to 20% from 1 April 2015, resulting in an effective rate for the year ended 31 December 2015 of 20.25%.
As legislated in Finance (No 2) Act 2015, which was substantively enacted on 26 October 2015, the UK corporation tax rate will reduce further to 19% from 1 April 2017 and to 18% from 1 April 2020. The reductions in rate from 20% to 19% and then to 18% have been used in the calculation of the UK's deferred tax assets and liabilities as at 31 December 2015. In addition, the calculation of deferred tax assets and liabilities in France and Italy reflect the reduction in corporation tax rates from 38% to 34.43% (effective 1 January 2016) and from 34.3% to 30.8% (effective 1 January 2017) respectively. The effect of the reduction in the future corporation tax rates in the UK, France and Italy on the Group's net deferred tax liabilities is £120 million, comprising an £82 million credit included in the income statement and a £38 million credit included in the statement of comprehensive income.

B7 - Earnings per share
This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share). We have also shown the same calculations based on our operating profit as we believe this gives a better indication of operating performance.

(a) Basic earnings per share
(i) The profit attributable to ordinary shareholders is:

			2015			Restated1 2014
Continuing operations	Operating profit £m	Non-operating items £m	Total £m	Operating profit1 £m	Non-operating items1 £m	Total £m
Profit before tax attributable to shareholders' profits	2,665	(1,275)	1,390	2,213	68	2,281
Tax attributable to shareholders' profit	(598)	287	(311)	(563)	(38)	(601)
Profit for the year	2,067	(988)	1,079	1,650	30	1,680
Amount attributable to non-controlling interests	(152)	(9)	(161)	(143)	(26)	(169)
Cumulative preference dividends for the year	(17)	-	(17)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and tier 1 notes (net of tax)	(57)	-	(57)	(69)	-	(69)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,841	(997)	844	1,421	4	1,425
Profit/(loss) attributable to ordinary shareholders from discontinued operations	-	-	-	-	58	58
Profit/(loss)attributable to ordinary shareholders	1,841	(997)	844	1,421	62	1,483

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

(ii) Basic earnings per share is calculated as follows:

			2015			Restated1 2014
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p
Operating profit attributable to ordinary shareholders	2,665	1,841	49.2	2,213	1,421	48.3
Non-operating items:
Investment return variances and economic assumption changes on long-term business	14	(37)	(1.0)	72	4	0.1
Short-term fluctuation in return on investments backing non-long-term business	(84)	(62)	(1.7)	261	197	6.7
Economic assumption changes on general insurance and health business	(100)	(80)	(2.1)	(145)	(114)	(3.9)
Impairment of goodwill, joint ventures and associates and other amounts expensed	(22)	(22)	(0.6)	(24)	(24)	(0.8)
Amortisation and impairment of intangibles	(155)	(121)	(3.2)	(90)	(61)	(2.1)
Amortisation and impairment of acquired value of in-force business1	(498)	(376)	(10.1)	(40)	(38)	(1.3)
Profit on disposal and remeasurement of subsidiaries, joint ventures and associates	2	2	0.1	174	170	5.8
Integration and restructuring costs and other	(432)	(301)	(8.0)	(140)	(130)	(4.4)
Profit attributable to ordinary shareholders from continuing operations	1,390	844	22.6	2,281	1,425	48.4
Profit attributable to ordinary shareholders from discontinued operations	-	-	-	58	58	2.0
Profit attributable to ordinary shareholders	1,390	844	22.6	2,339	1,483	50.4

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2 DCI includes the direct capital instrument and tier 1 notes.

(iii) The calculation of basic earnings per share uses a weighted average of 3,741 million (FY14: 2,943 million) ordinary shares in issue, after deducting treasury shares. The actual number of shares in issue at 31 December 2015 was 4,048 million (FY14: 2,950 million) and 4,042 million (FY14: 2,948 million) excluding treasury shares.

B7 - Earnings per share continued
(b) Diluted earnings per share
(i) Diluted earnings per share is calculated as follows:

			2015			2014
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit attributable to ordinary shareholders	844	3,741	22.6	1,425	2,943	48.4
Dilutive effect of share awards and options	-	39	(0.3)	-	44	(0.7)
Diluted earnings per share from continuing operations	844	3,780	22.3	1,425	2,987	47.7
Profit attributable to ordinary shareholders	-	3,741	-	58	2,943	2.0
Dilutive effect of share awards and options	-	39	-	-	44	(0.1)
Diluted earnings per share from discontinued operations	-	3,780	-	58	2,987	1.9
Diluted earnings per share	844	3,780	22.3	1,483	2,987	49.6

(ii) Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			2015			Restated1 2014
	Total £m	Weighted average number of shares million	Per share p	Total1 £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	1,841	3,741	49.2	1,421	2,943	48.3
Dilutive effect of share awards and options	-	39	(0.5)	-	44	(0.7)
Diluted operating profit per share from continuing operations	1,841	3,780	48.7	1,421	2,987	47.6
Operating profit attributable to ordinary shareholders	-	3,741	-	-	2,943	-
Dilutive effect of share awards and options	-	39	-	-	44	-
Diluted operating profit per share from discontinued operations	-	3,780	-	-	2,987	-
Diluted operating profit per share	1,841	3,780	48.7	1,421	2,987	47.6

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

B8 - Dividends and appropriations
This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements.

	2015 £m	2014 £m
Ordinary dividends declared and charged to equity in the year
Final 2014 - 12.25 pence per share, paid on 15 May 2015	362	-
Final 2013 - 9.40 pence per share, paid on 16 May 2014	-	277
Interim 2015 - 6.75 pence per share, paid on 17 November 2015	273	-
Interim 2014 - 5.85 pence per share, paid on 17 November 2014	-	172
	635	449
Dividends waived/unclaimed returned to the Company	-	(3)
Preference dividends declared and charged to equity in the year	17	17
Coupon payments on direct capital instruments and tier 1 notes	72	88
	724	551

Subsequent to 31 December 2015, the directors proposed a final dividend for 2015 of 14.05 pence per ordinary share (FY14: 12.25 pence), amounting to £569 million (FY14: £362 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2016 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2016.
Interest on the direct capital instrument and tier 1 notes is treated as an appropriation of retained profits and, accordingly, is accounted for when paid. Tax relief is obtained at a rate of 20.25% (FY14: 21.50%).

B9 - Insurance liabilities
This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount
(i) Insurance liabilities (gross of reinsurance) at 31 December comprise:

			2015			2014
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	53,875	-	53,875	44,834	-	44,834
Unit-linked non-participating	14,768	-	14,768	7,963	-	7,963
Other non-participating	56,705	-	56,705	45,313	-	45,313
	125,348	-	125,348	98,110	-	98,110
Outstanding claims provisions	1,702	7,063	8,765	1,343	7,298	8,641
Provision for claims incurred but not reported	-	2,383	2,383	-	2,578	2,578
	1,702	9,446	11,148	1,343	9,876	11,219
Provision for unearned premiums	-	4,048	4,048	-	4,107	4,107
Provision arising from liability adequacy tests	-	12	12	-	10	10
Total	127,050	13,506	140,556	99,453	13,993	113,446
Less: Amounts classified as held for sale	-	-	-	-	(1)	(1)
	127,050	13,506	140,556	99,453	13,992	113,445

(ii) Change in insurance liabilities recognised as an expense
The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown on the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in this note. The components of the reconciliation are the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on GI reserves (which is included within finance costs within the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation, as within the income statement, this is included within earned premiums.

2015	Gross £m	Reinsurance1 £m	Net £m
Long-term business liabilities
Change in long-term business provisions (note B9b(iv))	(6,640)	252	(6,388)
Change in provision for outstanding claims	179	4	183
	(6,461)	256	(6,205)
General insurance and health liabilities
Change in insurance liabilities (note B9c(iv) and B11c(ii))	29	(504)	(475)
Less: Unwind of discount on GI reserves and other	(10)	9	(1)
	19	(495)	(476)
Total change in insurance liabilities	(6,442)	(239)	(6,681)

1 The change in reinsurance assets for general insurance and health business includes the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

2014	Gross £m	Reinsurance £m	Net £m
Long-term business liabilities
Change in long-term business provisions (note B9b(iv))	5,847	(376)	5,471
Change in provision for outstanding claims	128	4	132
	5,975	(372)	5,603
General insurance and health liabilities
Change in insurance liabilities (note B9c(iv) and B11c(ii))	(76)	49	(27)
Less: Unwind of discount on GI reserves and other	(9)	3	(6)
	(85)	52	(33)
Total change in insurance liabilities	5,890	(320)	5,570

B9 - Insurance liabilities continued
(b) Long-term business liabilities
(i) Business description
The Group underwrites long-term business in a number of countries as follows:
• In the UK mainly in:
   - New With-Profits Sub-Fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, with the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the
     Reattributed Inherited Estate External Support Account (RIEESA) (see below).

  - Old With-Profits Sub-Fund (OWPSF), With-Profits Sub-Fund (WPSF) and Provident Mutual Sub-Fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, with the shareholders receiving the balance.

  - 'Non-profit' funds of Aviva Annuity UK, UKLAP, Friends Life Limited and Friends Life and Pensions Limited where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profits business written by WPSF and on stakeholder unitised with-profits business are derived from management fees and policy charges, and emerge in the non-profits funds.

  - The RIEESA of UKLAP, which is a non-profits fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the 'lock-in' criteria set by the Reattribution Scheme have been met. The RIEESA has been used to write non-profit business and also to provide capital support to NWPSF.

  - The Friends Provident With-Profits Fund (FP WPF) where shareholders are entitled to 10% of the distributed profits, plus 60% of the surplus arising on pre-demutualisation non-profit and unitised business and non-investment sources of surplus on policies held by post-demutualisation policyholders. The Friends Provident demutualisation occurred in 2001.

- The Friends Provident Life Assurance Limited With-Profits Fund (FPLAL WPF), which is closed to new business and where policyholders are entitled to 100% of the distributed profits.
  - The Friends Life Company Limited New With-Profits Fund (FLC New WPF), the Friends Life Company Limited Old With-Profits Fund (FLC Old WPF), the Friends Life WL Limited (formally known as Winterthur Life UK Limited) With-Profits Fund (WL WPF) and Friends Life Assurance Society With-Profits Fund (FLAS WPF) which are closed to new business and where policyholders are entitled to 90% of the distributed profits aside from certain policies in the FLC New WPF and the FLC Old WPF with guaranteed bonus rates, where the shareholders do not receive one-ninth of the bonus.

• In France, the majority of policyholders' benefits are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

• In other operations in Europe and Asia, a range of long-term insurance and savings products are written.

(ii) Group practice
The long-term business provision is calculated separately for each of the Group's life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the Companies Act 2006.
Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. Where discount rate assumptions are based on current market yields on fixed interest securities, allowance is made for default risk implicit in the yields on the underlying assets.
Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.
For UK with-profits life funds falling within the scope of the PRA realistic capital regime, and hence FRS 27, an amount is recognised for the present value of future profits (PVFP) on non-participating business written in a with-profits fund where the determination of the realistic value of liabilities in that with-profits fund takes account, directly or indirectly, of this value. For our UK with-profits funds, other than FLAS, FLC and WL WPFs, no adjustment for this value is made to the participating insurance and investment contract liabilities or the unallocated divisible surplus. For FLAS, FLC and WL WPFs the non-profit PVFP is offset against the related participating insurance and investment contract liabilities.

(iii) Methodology and assumptions
There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts - the net premium method and the gross premium method - both of which involve the discounting of projected premiums and claims.
Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency.
The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience.

B9 - Insurance liabilities continued
(a) UK
With-profits business
The valuation of with-profits business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders' share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profits benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities, which includes the value of any planned enhancements to benefits agreed by the company. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.
For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.
The items included in the cost of future policy-related liabilities include:
• Maturity Guarantees;
• Guarantees on surrender, including no-MVR (Market Value Reduction) Guarantees and Guarantees linked to inflation;
• Guaranteed Annuity Options;
• GMP (Guaranteed Minimum Pension) underpin on Section 32 transfers; and
• Expected payments under Mortgage Endowment Promise.

The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.
The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return
A risk-free rate equal to the spot yield on UK swaps is used for the valuation of with-profits business. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2015 of 2.04% (FY14: 1.88%) for a policy with ten years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2015	2014
Equity returns	22.6%	22.3%
Property returns	16.0%	15.0%
Fixed interest yields	30.6%	27.2%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year term, currently at the money.

Future regular bonuses
Annual bonus assumptions for 2015 have been set consistently with the year-end 2014 declaration. Future annual bonus rates reflect the principles and practices of each fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions for with-profits business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality table used	2015	2014
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Allowance for future mortality improvement is in line with the rates shown for non-profit business below.

B9 - Insurance liabilities continued

Non-profit business
The valuation of non-profit business is based on regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business. Conventional non-profit contracts, including those written in the with-profits funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.
For unit-linked and some unitised with-profits business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.
Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.
The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.
Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2015	2014
Assurances
Life conventional non-profit	1.8%	1.7%
Pensions conventional non-profit	2.3%	2.1%
Annuities
Conventional immediate and deferred annuities	0.9% to 3.6%	1.3% to 3.3%
Non-unit reserves on Unit Linked business
Life	1.8% to 2.9%	1.7%
Pensions	1.8% to 3.5%	2.1%
Income Protection
Active lives	2.0%	1.8%
Claims in payment - level	2.0%	1.8%
Claims in payment - index linked	0.0%	(0.9)%

The above valuation discount rates are after reduction for investment expenses and credit risk. For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for defaults and downgrades, which vary by asset category and rating. The credit risk allowance made for corporate bonds and mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 58bps and 59bps respectively at 31 December 2015 (FY14: 55 bps and 87 bps respectively). For corporate bonds, the allowance represented approximately 32% of the average credit spread for the portfolio (FY14: 40%). The reduction in the credit allowance for mortgages is primarily driven by UK Life's commercial mortgage loans restructure and recovery programme which completed in 2015 with the sale of £2.2 billion of commercial mortgage loans to Lone Star. The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £1.5 billion (FY14: £1.9 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. Total liabilities for the annuity business were £47 billion at 31 December 2015 (FY14: £34 billion), with the £13 billion increase mainly due to the acquisition of Friends Life business.
Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used	2015	2014
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted
Annuities in payment
Pensions business and general annuity business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

B9 - Insurance liabilities continued
For the main pensions annuity business in Aviva Annuity UK Limited, the underlying mortality assumptions for Males are 101.5% of PCMA00 (FY14: 101.5% of PCMA00) with base year 2000; for Females the underlying mortality assumptions are 96.5% of PCFA00 (FY14: 96.5% of PCFA00) with base year 2000. Improvements are based on CMI_2013 with a long-term improvement rate of 1.75% (2014: 1.75%) for males and 1.5% (2014: 1.5%) for females, both with an addition of 0.5% (2014: 0.5%) to all future annual improvement. Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

(b) France
The majority of reserves arise from single premium savings products and are based on the accumulated fund values, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. For traditional business, the net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2015 and 2014	2015 and 2014
TD73-77, TD88-90,TH00-02
TF00-02, H_AVDBS, F_AVDBS
Life assurances	0% to 4.5%	H_SSDBS, F_SSDBS
Annuities	0% to 4.5%	TGF05/TGH05

(c) Other countries
In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements
The following movements have occurred in the gross long-term business provisions during the year:

	2015 £m	2014 £m
Carrying amount at 1 January	98,110	94,972
Provisions in respect of new business	4,059	4,796
Expected change in existing business provisions	(8,180)	(5,806)
Variance between actual and expected experience	428	1,383
Impact of operating assumption changes	(735)	(1,118)
Impact of economic assumption changes	(2,242)	6,819
Other movements	30	(227)
Change in liability recognised as an expense (note B9a(ii))	(6,640)	5,847
Effect of portfolio transfers, acquisitions and disposals1,2	35,099	(805)
Foreign exchange rate movements	(1,221)	(1,904)
Carrying amount at 31 December	125,348	98,110

1 The movement during 2015 relates to Friends Life, as at the acquisition date.
2 The movement during 2014 includes £103 million related to the disposal of Eurovita, £696 million related to the disposal of CxG and £6 million related to the restructuring of our operations in Indonesia.

For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.
The impact of operating assumption changes of £(0.7) billion in 2015 reduces the carrying value of insurance liabilities and relates mainly to expense and mortality releases in the UK business (with the impact on profit significantly offset by a corresponding reduction in reinsurance assets).
The £(2.2) billion impact of economic assumption changes reflects an increase in valuation interest rates in response to increased interest rates and widening spreads, primarily in respect of immediate annuity and participating insurance contracts in the UK.
For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B12, together with the impact of movements in related non-financial assets.

(c) General insurance and health liabilities
(i) Provisions for outstanding claims
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.

B9 - Insurance liabilities continued
The Group only establishes loss reserves for losses that have already occurred. The Group therefore does not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, the Group takes into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.
The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2015			As at 31 December 2014
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,509	1,055	4,564	3,510	1,130	4,640
Property	1,339	158	1,497	1,402	67	1,469
Liability	1,776	1,106	2,882	1,916	1,224	3,140
Creditor	23	18	41	25	21	46
Other	416	46	462	445	136	581
	7,063	2,383	9,446	7,298	2,578	9,876

(ii) Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2015	2014	2015	2014
Reinsured London Market business	2.0%	2.1%	9 years	10 years
Latent claims	0.00% to 2.30%	0.16% to 2.75%	6 to 15 years	6 to 15 years
Structured settlements	2.1%	2.0%	38 years	35 years

The gross outstanding claims provision before discounting was £9,911 million (FY14: £10,326 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 6 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected outside of operating profit as an economic assumption change.
During 2015, the propensity for new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis, has remained fairly stable.

(iii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case setting procedures. Claim technicians apply their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for estimate authorisation.
No adjustments are made to the claims technicians' case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of individual large or unusual claims may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.
The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.

B9 - Insurance liabilities continued
The following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims
The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group's latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims and legal fees.
The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £30 million (FY14: £245 million) greater than the best estimate, or £60 million (FY14: £75 million) lower than the best estimate. The upper scenario has reduced significantly during 2015 due to reinsurance purchased by the UK general insurance business to cover a large proportion of these liabilities. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2015, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £60 million (FY14: £120 million), excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact has reduced significantly during 2015 due to reinsurance purchased by the UK general insurance business to cover a large proportion of these liabilities. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note B18.

Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.
Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The process for setting this discount rate is under review.
The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However, an allowance has been included in provisions to reflect the potential for a change in the Ogden discount rates. A reduction in the Ogden discount rates would increase lump sum payments to UK bodily injury claimants.

(iv) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2015 £m	2014 £m
Carrying amount at 1 January	9,876	10,298
Impact of changes in assumptions	115	211
Claim losses and expenses incurred in the current year	5,889	5,950
Decrease in estimated claim losses and expenses incurred in prior periods	(463)	(329)
Incurred claims losses and expenses	5,541	5,832
Less:
Payments made on claims incurred in the current year	(3,153)	(3,253)
Payments made on claims incurred in prior periods	(2,650)	(2,933)
Recoveries on claim payments	281	269
Claims payments made in the period, net of recoveries	(5,522)	(5,917)
Unwind of discounting	10	9
Changes in claims reserve recognised as an expense (note B9a(ii))	29	(76)
Effect of portfolio transfers, acquisitions and disposals	(64)	(121)
Foreign exchange rate movements	(395)	(222)
Other movements	-	(3)
Carrying amount at 31 December	9,446	9,876

The effect of changes in the main assumptions is given in note B12.

B9 - Insurance liabilities continued
(d) Loss development tables
(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2006 to 2015. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2006, by the end of 2015 £7,077 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £7,533 million was re-estimated to be £7,207 million at 31 December 2015.
The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.
The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. The Group establishes strong reserves in respect of the current accident year (2015) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
Key elements of the release from prior accident year general insurance and health net provisions during 2015 were:
• £166 million release from UK & Ireland due to favourable development on personal and commercial motor, commercial liability and commercial property claims.
• £109 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
• £52 million release from Europe mainly due to favourable development in France and Italy.

There was also a £659 million reduction in net claim reserves due to the reinsurance purchased during 2015 covering a large proportion of the Group's latent claim liabilities.
Key elements of the movement in prior accident year general insurance and health net provisions during 2014 were:
• £112 million release from UK & Ireland due to favourable development on personal and commercial motor, and commercial property claims.
• £97 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
• £15 million release from Europe mainly due to favourable development in France and Italy, partly offset by strengthening of motor third party claims in Turkey.

(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)	(3,068)	(3,102)	(2,991)
One year later		(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)	(4,373)	(4,476)	(4,295)
Two years later		(5,971)	(7,191)	(7,828)	(6,102)	(5,875)	(5,150)	(4,812)	(4,916)
Three years later		(6,272)	(7,513)	(8,304)	(6,393)	(6,163)	(5,457)	(5,118)
Four years later		(6,531)	(7,836)	(8,607)	(6,672)	(6,405)	(5,712)
Five years later		(6,736)	(8,050)	(8,781)	(6,836)	(6,564)
Six years later		(6,936)	(8,144)	(8,906)	(6,958)
Seven years later		(7,015)	(8,224)	(8,986)
Eight years later		(7,062)	(8,257)
Nine years later		(7,077)
Estimate of gross ultimate claims
At end of accident year		7,533	8,530	9,508	7,364	6,911	6,428	6,201	6,122	5,896	5,851
One year later		7,318	8,468	9,322	7,297	7,006	6,330	6,028	6,039	5,833
Two years later		7,243	8,430	9,277	7,281	6,950	6,315	6,002	6,029
Three years later		7,130	8,438	9,272	7,215	6,914	6,292	5,952
Four years later		7,149	8,409	9,235	7,204	6,912	6,262
Five years later		7,167	8,446	9,252	7,239	6,906
Six years later		7,167	8,381	9,213	7,217
Seven years later		7,176	8,381	9,207
Eight years later		7,184	8,378
Nine years later		7,207
Estimate of gross ultimate claims		7,207	8,378	9,207	7,217	6,906	6,262	5,952	6,029	5,833	5,851
Cumulative payments		(7,077)	(8,257)	(8,986)	(6,958)	(6,564)	(5,712)	(5,118)	(4,916)	(4,295)	(2,991)
	2,329	130	121	221	259	342	550	834	1,113	1,538	2,860	10,297
Effect of discounting	(407)	(12)	(1)	(4)	(19)	(17)	3	(6)	(2)	-	-	(465)
Present value	1,922	118	120	217	240	325	553	828	1,111	1,538	2,860	9,832
Cumulative effect of foreign exchange movements	-	5	(1)	(28)	(32)	(47)	(65)	(76)	(77)	(76)	-	(397)
Effect of acquisitions	7	4	-	-	-	-	-	-	-	-	-	11
Present value recognised in the statement of financial position	1,929	127	119	189	208	278	488	752	1,034	1,462	2,860	9,446

B9 - Insurance liabilities continued
(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	Total £m
Net cumulative claim payments
At end of accident year		(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)	(2,905)	(2,972)	(2,867)
One year later		(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)	(4,166)	(4,240)	(4,079)
Two years later		(5,881)	(7,052)	(7,638)	(5,885)	(5,637)	(4,963)	(4,575)	(4,649)
Three years later		(6,181)	(7,356)	(8,094)	(6,177)	(5,905)	(5,263)	(4,870)
Four years later		(6,434)	(7,664)	(8,356)	(6,410)	(6,137)	(5,485)
Five years later		(6,625)	(7,852)	(8,515)	(6,568)	(6,278)
Six years later		(6,724)	(7,942)	(8,626)	(6,657)
Seven years later		(6,789)	(8,004)	(8,682)
Eight years later		(6,831)	(8,033)
Nine years later		(6,853)
Estimate of net ultimate claims
At end of accident year		7,430	8,363	9,262	7,115	6,650	6,202	5,941	5,838	5,613	5,548
One year later		7,197	8,302	9,104	7,067	6,751	6,103	5,765	5,745	5,575
Two years later		7,104	8,244	9,028	7,036	6,685	6,095	5,728	5,752
Three years later		6,996	8,249	9,007	6,978	6,644	6,077	5,683
Four years later		6,980	8,210	8,962	6,940	6,634	6,034
Five years later		6,992	8,221	8,949	6,977	6,614
Six years later		6,939	8,149	8,926	6,908
Seven years later		6,938	8,143	8,894
Eight years later		6,947	8,133
Nine years later		6,948
Estimate of net ultimate claims		6,948	8,133	8,894	6,908	6,614	6,034	5,683	5,752	5,575	5,548
Cumulative payments		(6,853)	(8,033)	(8,682)	(6,657)	(6,278)	(5,485)	(4,870)	(4,649)	(4,079)	(2,867)
	761	95	100	212	251	336	549	813	1,103	1,496	2,681	8,397
Effect of discounting	(116)	(12)	(1)	(4)	(19)	(17)	3	(6)	(2)	-	-	(174)
Present value	645	83	99	208	232	319	552	807	1,101	1,496	2,681	8,223
Cumulative effect of foreign exchange movements	-	5	(1)	(28)	(31)	(45)	(62)	(74)	(74)	(73)	-	(383)
Effect of acquisitions	7	4	-	-	-	-	-	-	-	-	-	11
Present value recognised in the statement of financial position	652	92	98	180	201	274	490	733	1,027	1,423	2,681	7,851

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as 'paid' at the date of disposal.
The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2006. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2015 were £237 million (FY14: £984 million). The movement in the year reflects a reduction of £705 million due to the reinsurance purchased by the UK general insurance business during 2015 covering a large proportion of these liabilities, favourable claims development of £22 million, claim payments net of reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums
Movements
The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2015 £m	2014 £m
Carrying amount at 1 January	4,107	4,226
Premiums written during the year	8,738	8,943
Less: Premiums earned during the year	(8,613)	(8,935)
Changes in UPR recognised as an (income)/expense	125	8
Gross portfolio transfers and acquisitions	-	(31)
Foreign exchange rate movements	(184)	(96)
Carrying amount at 31 December	4,048	4,107

B10 - Liability for investment contracts
This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount
The liability for investment contracts (gross of reinsurance) at 31 December comprised:

	2015 £m	2014 £m
Long-term business
Participating contracts	78,048	67,232
Non-participating contracts at fair value	103,125	50,013
Total	181,173	117,245

(b) Long-term business investment liabilities
Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.
Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note B9. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.
For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated divisible surplus.
Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost. We currently have no non-participating investment contracts measured at amortised cost.
Of the non-participating investment contracts measured at fair value, £101,216 million in 2015 are unit-linked in structure and the fair value liability is equal to the current unit fund value, including any unfunded units, plus if required, additional non-unit reserves based on a discounted cash flow analysis. These contracts are generally classified as 'Level 1' in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number of units in issue, and any non-unit reserve is insignificant.
For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term.
For non-participating investment contracts acquired in a business combination, an acquired value of in-force business asset is recognised in respect of the fair value of the investment management services component of the contracts, which is amortised on a systematic basis over the useful lifetime of the related contracts. The amount of the acquired value of in-force business asset is shown in note B21, which relates primarily to the acquisition of Friends Life in 2015.
For non-participating investment contracts, deposits collected and amounts withdrawn are not shown on the income statement, but are accounted for directly through the statement of financial position as an adjustment to the gross liabilities for investment contracts. The associated change in investment contract provisions shown on the income statement consists of the attributed investment return. Participating investment contracts are treated consistently with insurance contracts with the change in investment contract provisions primarily consisting of the movement in participating investment contract liabilities (net of reinsurance) over the reporting period.

(c) Movements in the year
The following movements have occurred in the gross provisions for investment contracts in the year:

(i) Participating investment contracts

	2015 £m	2014 £m
Carrying amount at 1 January	67,232	70,628
Provisions in respect of new business	3,710	4,144
Expected change in existing business provisions	(4,219)	(1,972)
Variance between actual and expected experience	1,590	713
Impact of operating assumption changes	43	14
Impact of economic assumption changes	97	303
Other movements	49	16
Change in liability recognised as an expense	1,270	3,218
Effect of portfolio transfers, acquisitions and disposals1	12,245	(2,671)
Foreign exchange rate movements	(2,699)	(3,943)
Carrying amount at 31 December	78,048	67,232

1 The movement during 2015 relates to Friends Life, as at the acquisition date and the movement during 2014 relates to the disposal of Eurovita.

B10 - Liability for investment contracts continued
For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.
The variance between actual and expected experience of £1.6 billion is primarily driven by favourable equity returns in Europe.
The impact of assumption changes in the analysis shows the resulting movement in the carrying value of participating investment contract liabilities. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B12, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2015 £m	2014 £m
Carrying amount at 1 January	50,013	48,140
Provisions in respect of new business	2,644	2,273
Expected change in existing business provisions	(2,726)	(1,442)
Variance between actual and expected experience	(2,906)	1,575
Impact of operating assumption changes	32	2
Impact of economic assumption changes	3	11
Other movements	38	8
Change in liability	(2,915)	2,427
Effect of portfolio transfers, acquisitions and disposals1	56,401	(20)
Foreign exchange rate movements	(374)	(534)
Carrying amount at 31 December	103,125	50,013

1 The movement during 2015 relates to Friends Life, as at the acquisition date and the movement during 2014 relates to the disposal of Eurovita.

For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. The variance between actual and expected experience of £2.9 billion is primarily driven by the impact of adverse equity returns in the UK.
The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The impacts of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note B12, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

B11 - Reinsurance assets
This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2015 £m1	2014 £m
Long-term business
Insurance contracts	5,018	4,032
Participating investment contracts	11	3
Non-participating investment contracts2	13,967	2,533
	18,996	6,568
Outstanding claims provisions	38	43
	19,034	6,611
General insurance and health
Outstanding claims provisions3	988	724
Provisions for claims incurred but not reported3	607	373
	1,595	1,097
Provisions for unearned premiums	289	250
	1,884	1,347
Total	20,918	7,958

1 Reinsurance assets at 31 December 2015 for long-term non-participating investment contracts includes £11,927 million for Friends Life business.
2 Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are financial instruments measured at fair value through profit or loss.

3 Reinsurance assets at 31 December 2015 for General insurance and health business include the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

Of the above total, £16,341 million (FY14: £5,974 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

B11 - Reinsurance assets continued
(c) Movements
The following movements have occurred in the reinsurance assets during the year:

(i) In respect of long-term business provisions

	2015 £m	2014 £m
Carrying amount at 1 January	6,568	5,784
Assets in respect of new business	664	316
Expected change in existing business assets	197	7
Variance between actual and expected experience	(1,007)	536
Impact of operating assumption changes	(351)	(585)
Impact of economic assumption changes	(177)	554
Other movements1	636	34
Change in assets	(38)	862
Effect of portfolio transfers, acquisitions and disposals2	12,504	(13)
Foreign exchange rate movements	(38)	(65)
Carrying amount at 31 December	18,996	6,568

1 The other movements in 2015 include the reclassification of the UK Life staff pension scheme investments in Blackrock and Schroder life insurance funds from investments to reinsurance assets.
2 The movement during 2015 relates to Friends Life as at the acquisition date. The movement during 2014 includes £12 million related to the disposal of Eurovita and £1 million related to the disposal of CxG.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets and mainly relates to business in the UK, with corresponding movements in gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B12, together with the impact of movements in related liabilities and other non-financial assets.

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2015 £m	2014 £m
Carrying amount at 1 January	1,097	1,164
Impact of changes in assumptions	14	65
Reinsurers' share of claim losses and expenses
Incurred in current year	301	292
Incurred in prior years1	527	(105)
Reinsurers' share of incurred claim losses and expenses	828	187
Less:
Reinsurance recoveries received on claims
Incurred in current year	(121)	(131)
Incurred in prior years	(225)	(173)
Reinsurance recoveries received in the year	(346)	(304)
Unwind of discounting	8	3
Change in reinsurance asset recognised as income (note B9a(ii))	504	(49)
Effect of portfolio transfers, acquisitions and disposals	(4)	(31)
Foreign exchange rate movements	(2)	8
Other movements	-	5
Carrying amount at 31 December	1,595	1,097

1 The change in reinsurance assets includes the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

(iii) Reinsurers' share of the provision for UPR

	2015 £m	2014 £m
Carrying amount at 1 January	250	256
Premiums ceded to reinsurers in the year1	1,360	643
Less: Reinsurers' share of premiums earned during the year1	(1,346)	(634)
Changes in reinsurance asset recognised as income	14	9
Reinsurers' share of portfolio transfers and acquisitions	33	(2)
Foreign exchange rate movements	(8)	(10)
Other movements	-	(3)
Carrying amount at 31 December	289	250

1 Includes £712 million of premiums ceded on completion of the outward reinsurance contract taken out by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

B12 - Effect of changes in assumptions and estimates during the year
Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2014 to 2015, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2015 £m	Effect on profit 2014 £m
Assumptions
Long-term insurance business
Interest rates	2,053	(4,578)
Expenses	248	75
Persistency rates	(2)	15
Mortality for assurance contracts	1	20
Mortality for annuity contracts	17	283
Tax and other assumptions	48	75
Investment contracts
Interest rates	-	(2)
Expenses	(4)	-
General insurance and health business
Change in discount rate assumptions	(100)	(145)
Change in expense ratio and other assumptions	1	1
Total	2,262	(4,256)

The impact of interest rates on long-term business relates primarily to UK annuities, where an increase in the valuation interest rates, reflecting an increase in risk-free rates and widening of spreads, has reduced liabilities. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.
There has been a release of expense reserves for the UK Life business following actions to reduce the current and long-term cost base. There has been a release of the annuitant mortality reserves following the annual review of experience in UK Life.
Tax and other assumptions includes an impact of £48 million driven by a reduction in the best estimate allowance for the cost of the Mortgage Protection Guarantee in the UK.
The adverse change in discount rate assumptions on general insurance and health business of £100 million arises as a result of a decrease in the swap rates used to discount latent claim reserves and a decrease in the swap rates, net of expected future inflation, used to value periodic payment orders. In 2014 discount rate assumption changes were £145 million adverse due to a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

B13 - Unallocated divisible surplus
An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.
This note shows the movements in the UDS during the year.

	2015 £m	2014 £m
Carrying amount at 1 January	9,467	6,709
Change in participating contract assets	(935)	3,087
Change in participating contract liabilities	(36)	299
Other movements	(13)	(22)
Change in liability recognised as an expense	(984)	3,364
Effect of portfolio transfers, acquisition and disposals	724	(131)
Foreign exchange rate movements	(396)	(444)
Other movements	-	(31)
	8,811	9,467

The amount of UDS has decreased to £8.8 billion at 31 December 2015 (FY14: £9.5 billion), despite the acquisition of Friends Life in April 2015 which increased the UDS balance by £724 million. The reduction is driven primarily by adverse investment market movements in Continental Europe, mainly caused by the increase in interest rates and corporate bond yields during the year. In addition, the UDS has reduced by £396 million due predominantly to the weakening of the euro.
Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. Any negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity.
In both Italy and Spain, all participating funds had positive UDS balances at 31 December 2015, and consequently testing of negative UDS was not required. In Italy, the carrying value of UDS was £840 million positive (FY14: £953 million positive); in Spain, the carrying value of UDS was £207 million positive (FY14: £248 million positive).

B14 - Borrowings
Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings
Total borrowings comprise:

	2015 £m	2014 £m
Core structural borrowings, at amortised cost	6,912	5,310
Operational borrowings, at amortised cost	550	696
Operational borrowings, at fair value	1,308	1,372
	1,858	2,068
	8,770	7,378

(b) Movements during the year
Movements in borrowings during the year were:

			2015			2014
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, excluding commercial paper, net of expenses	1,045	22	1,067	552	1	553
Repayment of borrowings, excluding commercial paper	(833)	(161)	(994)	(241)	(372)	(613)
Movement in commercial paper1	(3)	-	(3)	1	-	1
Net cash inflow/(outflow)	209	(139)	70	312	(371)	(59)
Foreign exchange rate movements	(106)	(2)	(108)	(132)	(5)	(137)
Borrowings acquired/(loans repaid) for non-cash consideration	1,568	11	1,579	-	(321)	(321)
Fair value movements	-	37	37	-	70	70
Amortisation of discounts and other non-cash items	(27)	(17)	(44)	5	(29)	(24)
Movements in debt held by Group companies2	(42)	(100)	(142)	-	1	1
Movements in the year	1,602	(210)	1,392	185	(655)	(470)
Balance at 1 January	5,310	2,068	7,378	5,125	2,723	7,848
Balance at 31 December	6,912	1,858	8,770	5,310	2,068	7,378

1 Gross issuances of commercial paper were £982 million in 2015 (FY14: £1,830 million), offset by repayments of £985 million (FY14: £1,829 million).
2 Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2014 and 2015 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

B15 - Pension obligations
The Group operates a number of defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the UK, Ireland, and Canada with the main UK scheme being the largest. The assets and liabilities of these defined benefit schemes as at 31 December 2015 are shown below.

				2015				2014
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Total fair value of scheme assets	15,445	484	232	16,161	14,733	483	258	15,474
Present value of defined benefit obligation	(13,344)	(673)	(307)	(14,324)	(12,079)	(748)	(343)	(13,170)
Net IAS 19 surpluses/(deficits) in the schemes	2,101	(189)	(75)	1,837	2,654	(265)	(85)	2,304

Surpluses included in other assets	2,523	-	-	2,523	2,695	-	-	2,695
Deficits included in provisions	(422)	(189)	(75)	(686)	(41)	(265)	(85)	(391)
Net IAS 19 surpluses/(deficits) in the schemes	2,101	(189)	(75)	1,837	2,654	(265)	(85)	2,304

B15 - Pension obligations continued
Movements in the scheme deficits and surpluses
Movements in the pension schemes' surpluses and deficits comprise:

	Fair Value of Scheme Assets	Present Value of defined benefit obligation	IAS 19 Pensions net surplus/ (deficits)
2015	£m	£m	£m
Net IAS 19 surplus in the schemes at 1 January	15,474	(13,170)	2,304
Past service costs - amendments	-	1	1
Administrative expenses1	-	(15)	(15)
Total pension cost charged to net operating expenses	-	(14)	(14)
Net interest credited/(charged) to investment income /(finance costs)2	584	(504)	80
Total recognised in income	584	(518)	66

Remeasurements:
Actual return on these assets	99	-	99
Less: Interest income on scheme assets	(584)	-	(584)
Return on scheme assets excluding amounts in interest income	(485)	-	(485)
Gains from change in financial assumptions	-	234	234
Gains from change in demographic assumptions	-	3	3
Experience gains	-	13	13
Total recognised in other comprehensive income	(485)	250	(235)

Acquisitions - gross surplus	1,701	(1,633)	68
Acquisitions - consolidation elimination for non-transferable Group insurance policy3	(631)	-	(631)
Acquisitions - net deficit	1,070	(1,633)	(563)
Employer contributions	240	-	240
Plan participant contributions	3	(3)	-
Benefits paid	(656)	656	-
Administrative expenses paid from scheme assets1	(15)	15	-
Foreign exchange rate movements	(54)	79	25
Net IAS 19 surplus in the schemes at 31 December	16,161	(14,324)	1,837

1 Administrative expenses are expensed as incurred.
2 Net interest income of £105 million has been credited to investment income and net interest expense of £25 million has been charged to finance costs.
3 The gross surplus of £68 million on acquisition relates to the FPPS. As the FPPS assets include an insurance policy of £631 million at acquisition date, issued by a Group company that is not transferable under IAS 19, it is eliminated from the scheme assets.

The net surplus at 31 December 2015 includes the Friends Provident Pension Scheme ('FPPS') following the acquisition of Friends Life. Remeasurements recognised in other comprehensive income reflect reduced asset values driven by a rise in interest rates in the UK partly offset by a decrease in the defined benefit obligation due to an increase in the UK discount rate. These impacts were offset in the net surplus by employer contributions.

B15 - Pension obligations continued

	Fair Value of Scheme Assets	Present Value of defined benefit obligation	IAS 19 Pensions net surplus/ (deficits)
2014	£m	£m	£m
Net IAS 19 surplus in the schemes at 1 January	12,398	(12,159)	239
Administrative expenses1	-	(27)	(27)
Total pension cost charged to net operating expenses	-	(27)	(27)
Net interest credited/(charged) to investment income /(finance costs)2	542	(522)	20
Total recognised in income from continuing operations	542	(549)	(7)

Remeasurements:
Actual return on these assets	3,135	-	3,135
Less: Interest income on scheme assets	(542)	-	(542)
Return on scheme assets excluding amounts in interest income	2,593	-	2,593
Losses from change in financial assumptions	-	(1,063)	(1,063)
Gains from change in demographic assumptions	-	150	150
Experience losses	-	(18)	(18)
Total recognised in other comprehensive income from continuing operations	2,593	(931)	1,662

Employer contributions	391	-	391
Plan participant contributions	-	-	-
Benefits paid	(385)	385	-
Administrative expenses paid from scheme assets1	(27)	27	-
Foreign exchange rate movements	(38)	57	19
Net IAS 19 surplus in the schemes at 31 December	15,474	(13,170)	2,304

1 Administrative expenses are expensed as incurred.
2 Net interest income of £33 million has been credited to investment income and net interest expense of £13 million has been charged to finance costs.

B16 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2015 £m	2014 £m
Cash and cash equivalents	33,676	23,105
Cash and cash equivalents of operations classified as held for sale	-	9
Bank overdrafts	(506)	(550)
Net cash and cash equivalents at 31 December	33,170	22,564

B17 - Related party transactions
This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2015 £m				2014 £m
	Income earned in the year £m	Expenses incurred in the year £m	Payable at year end £m	Receivable at year end £m	Income earned in the year £m	Expenses incurred in the year £m	Payable at year end £m	Receivable at year end £m
Associates	9	(7)	-	-	7	(2)	-	-
Joint ventures	27	-	-	192	28	-	-	154
Employee pension schemes	13	-	-	3	11	-	-	3
	49	(7)	-	195	46	(2)	-	157

Transactions with joint ventures in the UK relate to the property management undertakings. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities.
Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies. As at 31 December 2015, the Friends Provident Pension Scheme (“FPPS”), acquired during the year as part of the acquisition of the Friends Life business, held an insurance policy of £546 million issued by a Group Company, which eliminates on consolidation.
The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

B18 - Risk management
This note sets out the major risks our businesses and its shareholders face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital position.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.
For the purposes of risk identification and measurement, and aligned to Aviva's risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance (including long-term health), general insurance (including short-term health), asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation or as conduct risk.
To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group's worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.
A regular top-down key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.
Roles and responsibilities for risk management in Aviva are based around the 'three lines of defence model' where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.
Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee and Governance Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital and liquidity at Group and in the business units.

B18 - Risk management continued
Economic capital risk appetites are also set for each risk type, calculated on the basis of the Solvency II balance sheet. The Group's position against risk appetite is monitored and reported to the Board on a regular basis. Long-term sustainability depends upon the protection of franchise value and good customer relationships. As such, Aviva has a risk preference that we will not accept risks that materially impair the reputation of the Group and requires that customers are always treated with integrity. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Committee (ORC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.
Further information on the types and management of specific risk types is given in sections (b) to (j) below.
The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva's framework. Aviva completed the acquisition of Friends Life in April 2015. The Friends Life risk management framework was very similar to that of Aviva, but a formal gap analysis was carried out and the former Friends Life businesses formally adopted the Aviva risk policies and business standards at the end of 2015.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.
Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.
The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.
A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

(i) Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings. 'Not rated' assets capture assets not rated by external ratings agencies.

As at 31 December 2015	AAA	AA	A	BBB	Below BBB	Not rated	Carrying value £m
Debt securities	12.4%	37.4%	19.8%	21.2%	4.0%	5.2%	162,964
Reinsurance assets	0.1%	88.2%	8.0%	0.0%	0.0%	3.7%	20,918
Other investments	0.0%	0.1%	0.8%	0.0%	0.0%	99.1%	47,695
Loans	0.0%	8.2%	1.3%	0.1%	0.0%	90.4%	22,433
Total							254,010

As at 31 December 2014	AAA	AA	A	BBB	Below BBB	Not rated	Carrying value £m
Debt securities	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	131,661
Reinsurance assets	0.3%	71.3%	21.9%	0.1%	0.0%	6.4%	7,958
Other investments	0.0%	0.1%	1.3%	0.0%	0.2%	98.4%	35,358
Loans	1.3%	9.0%	2.1%	0.2%	0.0%	87.4%	25,260
Total							200,237

B18 - Risk management continued
(ii) Financial exposures to peripheral European countries and worldwide banks
Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2015 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Portugal, Italy and Spain. Information on our exposures to peripheral European sovereigns and banks is provided in notes D3.3.5. We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

(iii) Other investments
Other investments include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.
The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds' risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.
A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

(iv) Loans
The Group loan portfolio principally comprises:
• Policy loans which are generally collateralised by a lien or charge over the underlying policy;

• Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and

• Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

(v) Credit concentration risk
The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets (i.e. excluding potential exposures arising from reinsurance of unit linked funds) is to the Swiss Reinsurance Company Limited (including subsidiaries), representing approximately 2.2% of the total shareholder assets.

(vi) Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group Capital and ALM and Group Risk teams have an active monitoring role with escalation to the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Group ALCO and the Board Risk Committee as appropriate.
The Group's largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2015, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £12,660 million (FY14: £2,048 million), which has increased significantly during the year as a result of the acquisition of Friends Life. Whilst the risk of default is considered remote due to the nature of the arrangement and the counterparty, the Group is currently considering alternative ways to structure the agreements with BlackRock Life Ltd to reduce or remove this exposure.

(vii) Securities finance
The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements.

(viii) Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group's credit management framework.

(ix) Unit-linked business
In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders' exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

B18 - Risk management continued
(x) Impairment of financial assets
The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit.

		Financial assets that are past due but not impaired
At 31 December 2015	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	918	-	-	-	-	-	918
Reinsurance assets	6,951	-	-	-	-	-	6,951
Other investments	-	-	-	-	-	-	-
Loans	3,353	-	-	-	-	1	3,354
Receivables and other financial assets	6,775	84	5	7	3	1	6,875

		Financial assets that are past due but not impaired
At 31 December 2014	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,021	-	-	-	-	-	1,021
Reinsurance assets	5,425	-	-	-	-	-	5,425
Other investments	1	-	-	-	-	4	5
Loans	4,286	2	2	-	-	75	4,365
Receivables and other financial assets	5,849	60	9	7	8	-	5,933

Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk
Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy. However, we have limited appetite for interest rate risk as we do not believe it is adequately rewarded.
The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Capital and ALM is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.
In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives. The Group writes unit-linked business in a number of its operations. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.
The most material types of market risk that the Group is exposed to are described below.

(i) Equity price risk
The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.
We continue to limit our direct equity exposure in line with our risk preferences, albeit the acquisition of Friends Life has resulted in an increase in our equity price risk exposure relative to other risk types. At a business unit level, investment limits and local investment regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2015 the Group continues to hold a series of macro equity hedges to reduce the overall shareholder equity risk exposure, and has increased these hedges during 2015.
Sensitivity to changes in equity prices is given in section '(j) risk and capital management' below.

B18 - Risk management continued
(ii) Property price risk
The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on investments, liquidity requirements and the expectations of policyholders.
As at 31 December 2015, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
Sensitivity to changes in property prices is given in section '(j) risk and capital management' below.

(iii) Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values.
Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.
The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where such investments are available. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.
Sensitivity to changes in interest rates is given in section '(j) risk and capital management' below.

(iv) Inflation risk
Inflation risk arises primarily from the Group's exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

(v) Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profits contract liabilities or hedging.
The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately 58% of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and Canadian dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.
At 31 December 2015 and 2014, the Group's total equity deployment by currency including assets 'held for sale' was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2015	14,333	2,011	979	909	18,232
Capital 31 December 2014	8,050	2,392	1,016	818	12,276

A 10% change in sterling to euro/Canada$ (CAD$) period-end foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Net assets at 31 December 2015	(166)	128	(33)	67
Net assets at 31 December 2014	(78)	210	(96)	91

A 10% change in sterling to euro/Canada$ (CAD$) average foreign exchange rates applied to translate foreign currency profits would have had the following impact on profit before tax, including resulting gains and losses on foreign exchange hedges and excluding 'discontinued operations'.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2015	8	23	25	(46)
Impact on profit before tax 31 December 2014	(44)	(25)	(15)	20

B18 - Risk management continued
The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

(vi) Derivatives risk
Derivatives are used by a number of the businesses. Activity is overseen by the Group Capital and ALM and Group Risk teams, which monitor exposure levels and approve large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.
The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

(vii) Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard and through the development of its liquidity risk management plan. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1,650 million) from a range of leading international banks to further mitigate this risk.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets held to meet them.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2015 and 2014 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. However, we expect surrenders, transfers and maturities to occur over many years, and therefore the tables below reflect the expected cash flows for these contracts, rather than their contractual maturity date.
This table includes assets held for sale.

At 31 December 2015	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	114,533	9,847	30,715	43,513	30,458
Investment contracts - non-linked	63,505	4,506	13,666	25,477	19,856
Linked business	130,185	15,221	41,442	51,368	22,154
General insurance and health	13,506	5,844	5,160	1,992	510
Total contract liabilities	321,729	35,418	90,983	122,350	72,978

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	85,723	7,980	25,318	32,534	19,891
Investment contracts - non-linked	55,634	3,311	10,852	23,919	17,552
Linked business	75,341	8,141	21,444	27,673	18,083
General insurance and health	13,993	6,014	5,400	2,115	464
Total contract liabilities	230,691	25,446	63,014	86,241	55,990

B18 - Risk management continued
(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2015	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	162,964	21,912	46,551	93,753	748
Equity securities	63,558	-	-	-	63,558
Other investments	47,695	42,733	940	2,464	1,558
Loans	22,433	1,485	2,404	18,540	4
Cash and cash equivalents	33,676	33,676	-	-	-
	330,326	99,806	49,895	114,757	65,868

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	131,661	19,097	37,404	75,006	154
Equity securities	35,619	-	-	-	35,619
Other investments	35,358	29,011	940	3,553	1,854
Loans	25,260	1,489	2,517	21,249	5
Cash and cash equivalents	23,105	23,105	-	-	-
	251,003	72,702	40,861	99,808	37,632

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Life and health insurance risk
Life insurance risk in the Group arises through its exposure to mortality risk and exposure to worse than anticipated operating experience on factors such as persistency levels, exercising of policy holder options and management and administration expenses. The Group's health insurance business (including private health insurance, critical illness cover, income protection and personal accident insurance, as well as a range of corporate healthcare products) exposes the Group to morbidity risk (the proportion of our customers falling sick) and medical expense inflation. The Group chooses to take measured amounts of life and health insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.
The acquisition of Friends Life has resulted in an increase in the Group's relative exposure to UK Life insurance risks, in particular persistency risk. Adjusting for the impact of the Friends Life acquisition, the underlying risk profile of our life and health insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2015, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Our economic exposure to longevity risk was reduced as a result of the RAC Staff Pension Scheme entering into a longevity swap covering £0.6 billion of pensioner in payment scheme liabilities during 2015, while any significant reduction in individual annuity new business volumes as a result of the UK Government's pension reforms, including changes to compulsory annuitisation, will reduce our longevity risks exposure over the longer-term to the extent not offset by increased bulk purchase annuity volumes. Despite this, longevity risk remains the Group's most significant life insurance risk due to the Group's existing annuity portfolio.
Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life and health insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life and health insurance risks are managed as follows:
• Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and monitor that the aggregation of risk ceded is within credit risk appetite.

• Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.

B18 - Risk management continued
• Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve the retention of policies which may otherwise lapse. The Group has developed guidelines on persistency management.

• Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.

Examples of each type of embedded derivative affecting the Group are:
• Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

• Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.

• Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework.

(f) General insurance risk
Types of risk
General insurance risk in the Group arises from:
• Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;

• Unexpected claims arising from a single source or cause;

• Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and

• Inadequate reinsurance protection or other risk transfer techniques.

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note B9 'insurance liabilities'.
The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.
Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by the General Insurance Council which provides technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, earnings and capital volatility, cash flow and liquidity and the Group's franchise value.
Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using our own internal probabilistic catastrophe model which is benchmarked against external catastrophe models widely used by the rest of the (re)insurance industry.

B18 - Risk management continued
The Group cedes much of its worldwide catastrophe risk to third-party reinsurers through excess of loss and aggregate excess of loss structures. The Group purchases a group-wide catastrophe reinsurance programme to protect against catastrophe losses exceeding a 1 in 200 year return period. The total Group potential retained loss from its most concentrated catastrophe exposure peril (Northern Europe windstorm) is approximately £150 million on a per occurrence basis and £175 million on an annual aggregate basis. Any losses above these levels are covered by the group-wide catastrophe reinsurance programme to a level in excess of a 1 in 200 year return period. In addition the Group purchases a number of GI business line specific reinsurance programmes with various retention levels to protect both capital and earnings. In September 2015 the Group reinsured £0.7 billion of latent exposures to its historic UK employers' liability business with Swiss Reinsurance Company Limited, with conditional agreement to extend coverage to £0.8 billion.

(g) Asset management risk
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2015 despite some positions being impacted by the volatility of global markets.
A client relationship team is in place to manage client retention risk, while all new asset management products undergo a review and approval process at each stage of the product development process, including approvals from legal, compliance and risk functions. Investment performance against client objectives relative to agreed benchmarks is monitored as part of our investment performance and risk management process, and subject to further independent oversight and challenge by a specialist risk team, reporting directly to the Aviva Investors' Chief Risk Officer.

(h) Operational risk
Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.
Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk
We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or customers' expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.
The FCA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

(j) Risk and capital management
(i) Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

(ii) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

(iii) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

B18 - Risk management continued
(iv) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (long-term insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-long-term insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(140)	85	(65)	40	(40)	-	-	-
Total	(200)	115	(595)	(35)	30	(205)	(125)	(775)

2015 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(175)	120	(70)	40	(40)	-	-	-
Total	(235)	150	(600)	(35)	30	(205)	(125)	(775)

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	-	-	-
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(115)	80	(65)	20	(20)	-	-	-
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Changes in sensitivities between 2015 and 2014 reflect inclusion of Friends Life at FY15 for the first time and movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

B18 - Risk management continued
General insurance and health business sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	65	(65)	(100)	(270)

Net of reinsurance	(305)	300	(130)	65	(65)	(100)	(260)

2015 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	70	(70)	(20)	(270)

Net of reinsurance	(305)	300	(130)	70	(70)	(20)	(260)
Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

For general insurance and health, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

2015 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.

B18 - Risk management continued
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

B19 - Direct capital instrument and tier 1 notes

Notional amount	2015 £m	2014 £m
5.9021% £500 million direct capital instrument - issued November 2004	500	500
Direct capital instrument	500	500
8.25% US $650 million fixed rate tier 1 notes - issued May 2012	392	392
6.875% £210 million STICS - issued November 2003	231	-
Total tier 1 notes	623	392
	1,123	892

The direct capital instrument (the DCI) was issued on 25 November 2004 and qualifies as Innovative Tier 1 capital, as defined by the PRA in GENPRU Annex 1 'Capital Resources' as at 31 December 2015. The DCI has no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the principal amount on 27 July 2020, at which date the interest rate changes to a variable rate, or on any respective coupon payment date thereafter. The variable rate will be the six month sterling deposit rate plus margin.
The fixed rate tier 1 notes (the FxdRNs) were issued on 3 May 2012 and also qualify as Innovative Tier 1 capital as at 31 December 2015. The FxdRNs are perpetual but the Company may, at its sole option, redeem all (but not part) of the FxdRNs at their principal amounts on 3 November 2017, or on any respective coupon payment date thereafter.
The Step-up Tier 1 Insurance Capital Securities (the 'STICS') were issued on 21 November 2003 by Friends Life Holdings plc, and also qualify as innovative tier 1 capital as at 31 December 2015. The STICS are irrevocably guaranteed on a subordinated basis by Friends Life Limited. On 1 October 2015 Aviva plc replaced Friends Life Holdings plc as issuer which resulted in a reclassification of the STICS from non-controlling interests. The STICS have no fixed redemption date but the Company may, at its sole option, redeem the instrument (in whole or in part) on 21 November 2019, or on the coupon payment date falling on successive fifth anniversaries from this date. For each coupon period beginning 21 November 2019, the STICS will bear interest reset every five years at the rate per annum which is the aggregate of 2.97% and the Gross Redemption Yield of the Benchmark Gilt.
The Company has the option to defer coupon payments on the DCI, FxdRNs or STICS on any relevant payment date.
In relation to the DCI, deferred coupons shall only be satisfied should the Company exercise its sole option to redeem the instruments.
In relation to the FxdRNs, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons on the FxdRNs upon redemption.
In relation to the STICS, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons upon the earliest of the following:
• Resumption of payment of coupons on the STICS; or

• Redemption; or

• The commencement of winding up of the issuer.

No interest will accrue on any deferred coupon on the DCI or FxdRNs. Interest will accrue on deferred coupons on the STICS at the then current rate of interest on the STICS.
Deferred coupons on the DCI, FxdRNs and the STICS will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.
The DCI, FxdRNs and STICS count as 'tier 1 restricted' capital from 1 January 2016 in accordance with the Solvency II Own Funds guidelines issued by the PRA.
These instruments have been treated as equity.

B20 - Contingent liabilities and other risk factors
This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions
Note B9 gives details of the estimation techniques used by the Group to determine the general insurance business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. However, the actual cost of settling these liabilities may differ, for example because experience may be worse than that assumed, or future general insurance business claims inflation may differ from that expected, and hence there is uncertainty in respect of these liabilities.

(b) Asbestos, pollution and social environmental hazards
In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability, the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims and substantial reinsurance cover now in place, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

(c) Guarantees on long-term savings products
As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and investment products. In providing these guarantees and options, the Group's capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options, are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Regulatory compliance
The Group's insurance and investment business is subject to local regulation in each of the countries in which it operates. A number of the Group's UK subsidiaries are dual regulated (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation). Between them, the PRA and FCA have broad powers including the authority to grant, vary the terms of, or cancel a regulated firm's authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group's regulators outside the UK typically have similar powers, but in some cases they also operate a system of 'prior product approval'.
The Group's regulated businesses have compliance resources to respond to regulatory enquiries in a constructive way, and take corrective action when warranted. However, all regulated financial services companies face the risk that their regulator could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.
The impact of any such finding (whether in the UK or overseas) could have a negative impact on the Group's reported results or on its relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on the business of the Group, its results of operations and/or financial condition and divert management's attention from the day-to-day management of the business.

(e) Structured settlements
The Company has purchased annuities from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Company is exposed to credit risk to the extent that any of the life insurers fail to fulfill their obligations. The Company's maximum exposure to credit risk for these types of arrangements is approximately CAD$1,212 million as at 31 December 2015 (FY14: CAD$1,224 million). Credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. This risk is reduced to the extent of coverage provided by Assuris, the Canadian life insurance industry compensation plan. As at 31 December 2015, no information has come to the Company's attention that would suggest any weakness or failure in life insurers from which it has purchased annuities and consequently no provision for credit risk is required.

B20 - Contingent liabilities and other risk factors continued
(f) Other
In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.
In addition, in line with standard business practice, various Group companies have given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material unprovisioned loss will arise in respect of these guarantees, indemnities and warranties.
There are a number of charges registered over the assets of Group companies in favour of other Group companies or third parties. In addition, certain of the Company's assets are charged in favour of certain of its subsidiaries as security for intra-Group loans.
The Group's insurance subsidiaries pay contributions to levy schemes in several countries in which we operate. Given the economic environment, there is a heightened risk that the levy contributions will need to be increased to protect policyholders if an insurance company falls into financial difficulties. The directors continue to monitor the situation but are not aware of any need to increase provisions at the statement of financial position date.

B21 - Acquired value of in-force business and intangible assets
Acquired value of in-force business and intangible assets presented in the statement of financial position is comprised of:

	2015 £m	2014 £m
Acquired value of in-force business	4,383	92
Intangible assets	1,348	936
Total	5,731	1,028

The increase in the acquired value of in-force business and intangible assets is due to the Friends Life acquisition. The acquired value of in-force business and intangible assets balances relating to Friends Life at 31 December 2015 are £4,311 million and £439 million respectively.

B22 - Subsequent events
Subsequent events relating to the acquisition and disposal of subsidiaries are detailed in note B4. Note D3.2 details subsequent events relating to securitised mortgages.

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End part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary